Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Here Today Brewing, LLC
2505 2nd Ave, Suite 103
Seattle, WA 98109
https://www.heretodayseattle.com/

Up to $249,900.00 in Class B Membership Units at $100.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Here Today Brewing, LLC
Address: 2505 2nd Ave, Suite 103, Seattle, WA 98109
State of Incorporation: WA
Date Incorporated: June 21, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 100 shares of Class B Membership Units
Offering Maximum: $249,900.00 | 2,499 shares of Class B Membership Units
Type of Security Offered: Class B Membership Units
Purchase Price of Security Offered: $100.00
Minimum Investment Amount (per investor): $500.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives*

Amount-Based

$500+ - Here Today Limited Edition Glass

$1000+ - Founding member of the Here Today Supporters club. Includes limited edition Here Today Soccer Scarf

$2500+ - 10% lifetime discount for investor on in house beer

$5000+ - 10% lifetime discount for investor plus one additional person on in house beer

$10000+ - Guided tasting with Texas Dave, Cocktail class with Chris, or Brewday experience with Mario for two people

$25000+ - Name a beer!

$50000+ - A seat on our advisory board.

**All perks occur when the offering is completed.*

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Here Today Brewing, LLC ("Here Today Brewery & Kitchen" or "Here Today" or the "Company") is a full-service craft brewpub on the Seattle waterfront. We focus on serving the freshest beer possible in a warm, hospitable environment, to locals and tourists alike. We focus on local ingredients wherever possible, from malts grown in the Skagit Valley to hops grown in Yakima. Nestled perfectly between the Space Needle and Pike Market, Here Today's location on the Puget Sound might be its largest boon, as the area currently undergoes a $700mm expansion project. With our experience both running some of the best bars in town and helming brewpubs of all sizes, we are positioned to provide a compelling experience for years to come.

Here Today Brewing, LLC was organized under the laws of the state of Washington as a limited liability company on June 21, 2019.

Competitors and Industry

Industry

In 2021 the craft brewing industry accounted for 13.1% of the total beer market, up from 12.2% in 2020. The overall beer market grew 1% by volume in 2021. The retail dollar value was estimated at $26.9 billion, representing 26.8% market share and 21% growth over 2020*. This is in large part due to a return to on-premise sales (in-house sales) that have a higher retail margin than off-premise packaged beer.

The number of operating craft breweries continued to climb in 2021, reaching an all-time high of 9,118, including 1,886 microbreweries, 3,307 brewpubs, 3,702 taproom breweries, and 223 regional craft breweries. The total operating brewery count was 9,247, up from 9,025 in 2020*. Here Today would fall into the microbrewery/brewpub category.

*Sources:
https://www.brewersassociation.org/press-releases/brewers-association-releases-annual-craft-brewing-industry-production-report-and-top-50-producing-craft-brewing-companies-for-2021/

https://mydigitalpublication.com/publication/frame.php?i=747438&p=&pn=44&ver=html5

Competitors

Within a half-mile of our location, there are several popular breweries, including our friends at Holy Mountain Brewing in Interbay and Cloudburst Brewing's production facility on the edge of the Pike Market. In addition to these two, Pike Brewing and Old Stove Brewing are within half a mile from our location and remain very popular. Old Stove is the most directly similar operating a kitchen and restaurant with beer made on site. These both produce beer of some quality and are popular destinations for

locals and tourists in the Pike Market.

The first way we believe we distinguish ourselves from our competition is by the style of beers that we produce. The second way we believe we set ourselves apart is by offering thoughtful but tourist-friendly food. The third but perhaps most important way is by offering a warm hospitality-focused experience.

The Brewers Association only collects self-reported data from its members, as such, it is rare to find exact numbers for barrelage produced and revenue for specific brewers in our region that may have a similar makeup to our own. However, Cloudburst Brewing was listed in The New Brewer annual report as being the 8th largest taproom in the Pacific Northwest region with 1,997 bbls sold representing 14% growth. We believe this limited data shows promise for on-premise retail sales of beer locally.

*Source:
https://www.brewersassociation.org/press-releases/brewers-association-releases-annual-craft-brewing-industry-production-report-and-top-50-producing-craft-brewing-companies-for-2021/

Current Stage and Roadmap

Current Stage

Our brewery is currently in a pre-revenue stage and under construction with a projected opening just in time for summer 2022. We will have a one-month wind-up before we open the doors, during which we will brew beer to fill our 1000L Mueller serving tanks. Our fundraising is for operating capital--all equipment and buildout have been secured.

We have received all necessary federal licensing and have been given conditional approval by the Washington State Liquor and Cannabis Board that will be finalized no later than July 11, 2022 after an in-person walkthrough of our space. Our projected sales are mainly to in-house customers for maximum profitability, but we will maintain a curated list of accounts to sell kegs to and do limited canning as well, as outlined in our business plan.

Roadmap

The Company's efforts for the next few years will be focused on developing our core lineup of beers as well as our position in the marketplace on the new Seattle waterfront. We will additionally be focusing on our seasonal offerings and building relationships in the beer community in Seattle and beyond.

Planned Opening Summer 2022 - Expect our first releases of 8 different beers focused on sessionability and designed to reach a large audience.

Fall 2022 - Scheduled to release the first round of fall beers (Oktoberfest, Marzen)

Winter 2022 - Expect to release the first round of higher abv offerings (Imperial Stout)

Spring 2023 - Anticipate to release our first round of spring offerings (Maibock, Saison)

Summer 2023 - Expect an evaluation of our first year's releases to begin paring down to core and seasonal releases. Plan on setting a sales plan for the year based on this data.

The Team

Managers

Name: Chris Elford

Chris Elford's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO/Manager
  Dates of Service: June 21, 2019 - Present
  Responsibilities: Leadership, Founder, Brand Direction. He spends approximately 80% of his work with Here Today and receives a salary of $60,000

Other business experience in the past three years:

- **Employer:** Canoe Ventures, LLC (parent of No Anchor LLC and Navy Strength LLC.)
  Title: Owner
  Dates of Service: October 01, 2015 - Present
  Responsibilities: Leadership, Beverage Development, Hospitality. He spends approximately 20% of his work for Canoe Ventures, LLC and receives a salary of $52,000

Name: David Riddile

David Riddile's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Marketing and Operations Director/Manager
  Dates of Service: June 21, 2019 - Present
  Responsibilities: Marketing, Brand Direction, Sales, Management, Operations

Other business experience in the past three years:

- **Employer:** Good Beer Hunting

Title: Contributor
Dates of Service: January 01, 2018 - Present
Responsibilities: Writing/Photography

Other business experience in the past three years:

- **Employer:** No Anchor Bar
  Title: General Manager
  Dates of Service: December 02, 2019 - December 08, 2020
  Responsibilities: Manage all aspects of business

Name: Mario Cortes

Mario Cortes's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Head Brewer/Manager
  Dates of Service: June 21, 2019 - Present
  Responsibilities: Brewing, Recipe Development, Brand Direction

Other business experience in the past three years:

- **Employer:** Trade Winds Tavern
  Title: Bartender
  Dates of Service: July 01, 2021 - January 01, 2022
  Responsibilities: Tend Bar

Other business experience in the past three years:

- **Employer:** Henhouse Brewing Company
  Title: Brewer
  Dates of Service: January 01, 2021 - June 01, 2021
  Responsibilities: Brew beer

Other business experience in the past three years:

- **Employer:** Blue Owl Brewing
  Title: Cellarperson
  Dates of Service: December 01, 2019 - March 01, 2020
  Responsibilities: Manage fermentation

Other business experience in the past three years:

- **Employer:** Oskar Blues
  Title: Brewer
  Dates of Service: September 01, 2019 - December 01, 2019
  Responsibilities: Brew beer

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Non-Voting Equity Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Non-Voting Equity Shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if

you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the brewery and alcohol retail industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and

such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The units that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Here Today Brewing is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

This offering involves "rolling closings," which may mean that earlier investors may

not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse the offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Limited operating history
Our operating history is limited and there can be no assurance that we will be able to undertake our business plan for the long term, or that we would become consistently profitable, or that the results so far of our bar group are indicative of the results that we may be able to achieve in the future with this brewery.

Small management team
We were founded by Chris Elford, our CEO. Our success is heavily dependent upon the continued involvement of Chris Elford as well as our operations team of Mario Cortes, our head brewer, and Dave Riddile, head of operations and marketing. Loss of the services of either of these individuals, or any other key personnel, could have a material adverse effect upon our business, financial condition or results of operations. Additionally, our success depends on our ability to recruit, hire, train and retain other highly qualified technical and managerial personnel. Competition for qualified employees in our industry is intense, and the loss of any of such persons - or an inability to attract, retain, and motivate any additional highly skilled employees required for our activities - could have a materially adverse effect on the company.

Competition from other breweries.
According to the Brewers Association, a not-for-profit trade association dedicated to small and independent American brewers, between 2012 and 2017, the number of craft breweries in operation in the U.S. grew from 2,475 to 6,372. While we are content with brewing small batches with limited distributions, we still compete for market share. Should we be unable to set ourselves apart from this competition, our financial results may be negatively impacted.

Competition from a number of large and small companies, some of which have greater

resources than we do.
In many cases, our competitors in the craft beer industry have longer operating histories, established ties to the market and consumers, greater brand awareness, and greater financial, technical and marketing resources. Our ability to compete depends, in part, upon a number of factors outside our control, including the ability of our competitors to develop alternatives that consumers prefer. If we fail to successfully compete in our markets, or if we incur significant expenses in order to compete, our financial results would be negatively impacted.

Ability to maintain and enhance our product image.
Due to the intense competition of our industry, it is critically important for us to maintain and enhance the image of our existing and new products. We want customers to come visit our locations because they associate us with good products, or pick our products out of a crowded store shelf because they know they will get a product they like. The image and reputation of our products may be impacted for various reasons including litigation, complaints from regulatory bodies or consumers resulting from quality failure, illness or other health concerns. Such concerns, even when unsubstantiated, could be harmful to our image and the reputation of our products.

We need to increase brand awareness
If we fail to successfully promote our brand name or if we incur significant expenses promoting and maintaining our brand name, our financial results may be negatively impacted.

Any disruption in brewing activities could have a material adverse effect on our financial results.
A major disruption to our facilities could have a material adverse effect on our ability to supply our products to our restaurants and distributors. If such an event were to occur, we could experience a material adverse effect on our financial results.

We have preferred suppliers and any interruption in their operations could impact our operations.
We have relationships with suppliers for such things as beverage containers, malts, and hops—essential ingredients for making and distributing beer. While we would be able to find alternative suppliers if required, any disruption in the operations of our current suppliers could negatively impact our operations.

We are subject to federal regulation of our products.
In the U.S., there is an extensive body of law and regulation covering alcoholic beverages. Among other things, these regulations control the alcohol content of our beers and the labels we use on our packaging. Should we violate any of these provisions, we could incur fines or other penalties that would negatively impact our financial results. Additionally, in the event of government shutdowns, we may not receive timely approval for packaging labels, potentially delaying the release of new and seasonal products.

We could experience increased expenses without a corresponding increase in revenues

As with many businesses, there are operational and financing expenses we encounter that are not tied to generating revenue. Factors which could increase those operating and financing expenses include, but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, (5) increases in borrowing costs, and (5) unexpected increases in costs of supplies, goods, materials, construction, equipment or distribution. Should our expenses increase as a result of any of these factors, our financial results could be negatively impacted as we may not experience a corresponding increase in revenues.

Changes in employment laws or regulations could harm our performance.
Changes in federal or state laws impacting our relationships with our employees could adversely affect our operating results, including changes to minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership, etc.

Employee misconduct.
We, like any business, are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional or negligent failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to management.

Economic conditions.
Changes in the general economic climate could have a detrimental impact on discretionary consumer spending and on our revenue. If the economy experiences recessionary pressures, many consumers are likely to reduce spending on alcoholic beverages, especially craft beers which sell at a premium price. Such an occurrence could have a material adverse effect on our financial results.

You will not have any influence on the management of the company.
The day to day management, as well as big picture decisions, will be made exclusively by our executive officers and directors. You will have no right to vote on issues of company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors of the company. Accordingly, no person should purchase our units unless he or she is willing to entrust all aspects of management to our executive officers and directors.

An investment in our shares is speculative and there can be no assurance of any return on investment
Investors will be subject to substantial risks involved in an investment in the company, including the risk of losing their entire investment. An investment in our units is speculative and may not result in a positive return. Investors should only invest an amount that they are willing to lose entirely.

Our management has broad discretion with regards to the use of proceeds in this

offering.
Our management is entrusted to make decisions in the best interest of the company. That includes using their discretion when applying the proceeds of this offering to our operations. While we state what our intended uses might be, changed circumstances and the emergence of opportunities may result in uses of proceeds that differ from what is disclosed here.

There is no trading market for our units
At present, there is no active trading market for our units and we cannot assure that a trading market will ever develop.

Tourism
A portion of our future success depends on tourism on the Seattle waterfront. Construction projects and other factors may reduce the level of tourism-based foot traffic and perhaps have an adverse effect on the company.

Natural Disaster
An earthquake, flood, or other natural disaster could occur that would destroy our entire facility.

Pandemic
A pandemic could cause a shut down of businesses, causing an unavoidable loss of business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Christopher Elford	5,143	Class A Membership Units	60.0%
Mario Cortes	1,607	Class A Membership Units	18.75%
David Riddile	1,821	Class A Membership Units	21.25%

The Company's Securities

The Company has authorized Class B Membership Units, and Class A Membership Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,499 of Class B Membership Units.

Class B Membership Units

The amount of security authorized is 12,714 with a total of 10,214 outstanding.

Voting Rights

There are no voting rights associated with Class B Membership Units.

Material Rights

Please refer to our Operating Agreement attached as Exhibit F for full details on each of the material rights listed below. Here is a summary of these rights:

Section 9.4 - Right of First Opportunity

The Company, and the other Members, will have a right of first opportunity over any proposed sale or disposition of Class B Membership Units to a third party.

Redemption Right

Class B Members do not have a right to redeem or force the Company to buy back their Class B Membership Units.

Section 9.7 Sale Opportunities and Section 9.8 Tag-Along Rights

If a "Supermajority in Interest" (75% of the Class A Members) decides to accept an offer to sell the Company, then all other Members may and under some conditions be required to participate in the sale transaction on the same terms.

If any Member or group of Members proposes to sell their Units in the Company, the other Members may participate in such sale, subject to the terms of the Operating

Agreement.

Section 12. 1 - Non-Solicitation

Under the Operating Agreement, all Members agree that for as long as they are a Member and for 5 years after, they will not take actions materially adverse to the Company or employ or solicit any employee of the Company to leave the Company.

Section 6.2 - The Class B Members will be entitled to distributions of "Cash Available for Distribution" in the following priority:

(1) 70% of all distributions will go to the holders of Class B Membership Units, pro rata, and 30% will go to holders of Class A Membership Units, pro rata, until such time as such Class B Members have received distributions equal to their original investment amount; and

(2) thereafter, 30% of all distributions will go to the Class B Members, pro rata, and 70% will go to Class A Members, pro rata.

Class A Membership Units

The amount of security authorized is 8,571 with a total of 8,571 outstanding.

Voting Rights

This is the equity belonging to the three partners in Here Today -- Chris Elford, Mario Cortes, and David Riddile -- who will run the company and make decisions as a group for the company. Only holders of Class A Membership Units will be entitled to vote.

Material Rights

Right of First Opportunity. In the event any Member (a "Selling Member") proposes to sell, assign, transfer, or otherwise dispose of any Membership Units at any time (other than as expressly permitted by Paragraphs 9.1 or 9.7 hereof), then such Selling Member shall provide the Company with the right of first opportunity to purchase such Membership Units by making a written offer to sell such Membership Units to the Company upon such terms and conditions and for such a purchase price as such Selling Member may specify in such notice, and the Company (or, should the Company not exercise this right the remaining Members on a pro rata basis) shall then have an option to purchase such Membership Units upon the terms and conditions as set forth in the First Amended & Restated Operating Agreement.

Sale Opportunities. In the event that the Company or the Members shall at any time receive a written offer (the "Purchase Offer") from an unrelated third party for the purchase of all or substantially all of the assets or Membership Units of the Company, a merger, consolidation, membership interest exchange, membership interest investment, or similar transaction, which Purchase Offer the Supermajority in Interest desires to accept, then the Supermajority in Interest shall promptly notify all of the Members of the same, and state the terms and conditions of the Purchase Offer and

enclose a copy of the Purchase Offer with such notice (the "Sale Notice").

Tag-Along Rights. In the event that any Member or group of Members of the Company acting together or pursuant to a common plan or arrangement proposes to transfer to any party (a "Purchaser") Common Interest in the Company, then the Non-Transferring Members shall have the right (the "Tag-Along Right") to participate in the proposed sale of Common Interest on the same terms and conditions as those specified in the Sale Notice. Members invoking the Tag- Along Right are herein referred to as the "SellingMembers." To the extent that a Selling Member exercises such right of participation in accordance with the terms and conditions set forth herein, the amount of Common Interest that each Selling Member and the Transferring Member may sell in the Transfer shall be a number equal to: (i) the remaining amount of Common Interest that the third-party has offered to purchase in writing; multiplied by (ii) a fraction, the numerator of which shall be the amount of Common Interest held by such Selling Member or Transferring Member and the denominator of which shall be the aggregate amount of Common Interest owned by the Transferring Member and all of the selling members (except to the extent the third party purchaser is willing to purchase all of the Common Interest to be purchased from the Transferring Member plus the Interest elected to be sold by all Selling Members, in which case all such Interest may be sold). A Selling Member shall effect his participation in the sale by promptly delivering to the Transferring Member a written notice of his election to so participate within twenty (20) business days following receipt of the Sale Notice.

What it means to be a minority holder

As a minority holder of Here Today Brewing, LLC of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount

earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class B Membership Units
  Type of security sold: Equity
  Final amount sold: $1,021,400.00
  Number of Securities Sold: 10,214
  Use of proceeds: Buildout expenses, brewery equipment, restaurant equipment, legal, architect fees, etc.
  Date: April 01, 2021
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We, like most start-ups with a small amount of capital at the outset, would be in dire straits if we were unable to generate revenue putting our company's life-span at 6 to 9 months without revenue generation. However, we believe we are only 2 or 3 months from beginning to generate revenue in our business and are optimistic we will reach that goal on our proposed timeline.

Foreseeable major expenses based on projections:

We believe in the future we have the potential for major expenses, forseen or unforseen, in the following areas -- equipment costs, staffing, and marketing. If we have learned anything from the past two years (pandemic,etc.) it is that cash in hand is important and these potential expenses can be covered by having ample operating capital on hand. This raise will allow for us to have the necessary capital to navigate any future major expenses that may arise.

Future operational challenges:

We definitely see minor and potentially major future operational challenges, the greatest of which being hiring in our industry. However, we believe that the three of us (Chris, Dave, and Mario) can successfully hire a quality team using our industry and outside-industry networks.

Future challenges related to capital resources:

We would refer to the "Major Expenses" section above as well as mention the potential for a recession in the coming years. We do our best to remain aware of trends in our industry and believe we are capable to navigate any challenges that come our way both through our own abilities and the network of investors we have built.

Future milestones and events:

Opening in the summer will begin revenue generation and impact us positively. We have no operating history because as we were beginning to work with contractors on buildout the pandemic hit. After regrouping and rewriting our business plan we essentially had to start at square one and move much slower than we hoped. Reaching the milestone of being open will be, in our minds, an incredible feat of patience and resourcefulness over the last 2+ years.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

$10,000 line of credit, $12,000 credit card limit, $65,848.03 cash on hand

How do the funds of this campaign factor into your financial resources? (Are these

funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds will be critical to our opening day cash on hand and financial reserves to ensure a healthy first year of operation (usually the most challenging year for a small hospitality business).

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

They are extremely important to our first year operations and ensuring a good foundation for success in the future.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

For at least 1 year with absolute worst case scenario revenue. Our staffing, insurance, ingredient costs, and marketing costs.

How long will you be able to operate the company if you raise your maximum funding goal?

For 4 to 5 years in a worst case scenario but we believe that the amount of operating capital we will have on hand after a successful maximum raise will allow flexibility to smartly plan for the future of our business. This will include the ability to keep $50k on hand as a buffer for any shut down related to a pandemic or other unforeseen event. Receiving our maximum funding will also allow us to pay off our equipment lease in the initial 2 year period and will allow us to be able to afford other potentially necessary equipment such as a canning line or distrubution vehicle.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

$10,000 line of credit through Wells Fargo

Indebtedness

- **Creditor:** Bridge Leasing
  Amount Owed: $175,590.00
  Interest Rate: 4.2%
  Maturity Date: October 01, 2023

Brewing Equipment Lease. 24 month term (began payment October 2021)

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $1,878,500.00

Valuation Details:

The pre-money valuation is based on an analysis of several factors, including the Company's prior securities offering, the value of current assets, the experience of its management, and business partnerships. This analysis leads to a pre-money valuation of $1,878,500.00.

Prior Securities Offering

Company's previous securities sale (other than the initial sale to the company's founders), and there have been no changes in the company since such sale. The company is pre-revenue and its valuation is based on project cost and the experience of the founders. Based on that we issued 8,571.6 Class A Units and 10,214 Class B Units at $100 per share and there has been no change in share price since the last securities sale. This securities sale is to sell the remaining 2500 Class B Units at $100 per share.

Value of Company Assets

Our current physical assets include brewing and serving equipment totaling $175,508 in value and a 10-year lease with a 5-year option that includes $600,000 in tenant improvement dollars (not a loan). These assets were considered when valuing the company.

Management's Experience & Prior Successes

Another aspect that led to our valuation is our experienced team. Chris Elford's experience is a key factor in our valuation. He has a track record of opening award-winning bars, including Seattle's Restaurant of the Year, 2017 (No Anchor, by Seattle Weekly), Best New US Cocktail Bar, 2018 (Navy Strength, by Tales of the Cocktail), finalist for Best New US Cocktail Bar, 2022 (Trade Winds Tavern, by Tales of the Cocktail), and is himself a finalist for Best US Bartender in 2022 (by Tales of the Cocktail.) He has multiple esteemed bar certifications, including achieving Certified Cicerone (level 2) in 2011 and Bar 5 Day (Bar Ready) in 2020.

Disclaimers:

The Company set its valuation internally, without a formal-third party independent

evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all outstanding units with a right to vote are exercised; (ii) there are no outstanding options, warrants, and other securities with a right to acquire units; and (iii) there are no units reserved for issuance under an equity plan.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Fees*
  96.5%
  Used for the $10,000 service fee for using StartEngine's platform.

If we raise the over allotment amount of $249,900.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Working Capital*
  40.7%
  Cash on hand for the first year of open.

- *StartEngine Platform Fees*
  5.5%
  This is for the $10,000 Service fee.

- *Inventory*
  10.0%
  Used for initial brewing ingredient purchase as well as initial beverage and food inventory

- *Company Employment*
  8.8%
  Used for pre-opening salaries while training staff, creating menus, and brewing beer.

- *Operations*
  8.0%
  Brewing facets and fittings.

- *Marketing*

5.0%
Branding, merch design, marketing.

- *Furniture and Fixtures*
20.0%
A/V equipment, Furniture refinishing, Bar equipment.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than October 28 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.heretodayseattle.com/ (In a yet to be built page for our investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/here-today-brewing

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Here Today Brewing, LLC

[See attached]

HERE TODAY BREWING, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Here Today Brewing, LLC
Seattle, Washington

We have reviewed the accompanying financial statements of Here Today Brewing, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 31, 2022
Los Angeles, California

HERE TODAY BREWING LLC

BALANCE SHEET

(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	101,647	$	-
Total current assets		**101,647**		**-**
Property and Equipment, net		813,786		-
Total assets	**$**	**915,433**	**$**	**-**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Credit Card	$	1,527	$	-
Current Portion of Loan Payable		88,200		-
Total current liabilities		**89,727**		**-**
Loan Payable		35,632		-
Total liabilities		**125,360**		**-**
MEMBERS' EQUITY				
Members' Equity		790,073		-
Total Members' Equity		**790,073**		**-**
Total Liabilities and Members' Equity	**$**	**915,433**	**$**	**-**

See accompanying notes to financial statements.

HERE TODAY BREWING LLC

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	13,292	-
Gross profit	(13,292)	-
Operating expenses		
General and Administrative	132,252	-
Sales and Marketing	793	-
Total operating expenses	133,044	-
Operating Income/(Loss)	(146,337)	-
Interest Expense	-	-
Other Loss/(Income)	8,385	-
Income/(Loss) before provision for income taxes	(154,722)	-
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (154,722)**	**$ -**

See accompanying notes to financial statements.

(in , $US)	Members' Equity	
Balance—December 31, 2019	**$**	**-**
Net income/(loss)		0
Balance—December 31, 2020	**$**	**-**
Capital contribution		944,795
Net income/(loss)		(154,722)
Balance—December 31, 2021	**$**	**790,073**

See accompanying notes to financial statements.

HERE TODAY BREWING LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(154,722)	$	-
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		96,655		-
Changes in operating assets and liabilities:				
Credit Card		1,527		-
Net cash provided/(used) by operating activities		**(56,539)**		**-**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(910,441)		-
Net cash provided/(used) in investing activities		**(910,441)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		944,795		-
Borrowing on Loan Payable		145,617		-
Repayment of Loan Payable		(21,785)		
Net cash provided/(used) by financing activities		**1,068,627**		**-**
Change in cash		101,647		-
Cash—beginning of year		-		-
Cash—end of year	**$**	**101,647**	**$**	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Here Today Brewing LLC was formed on June 21, 2019, in the state of Washington. The financial statements of Here Today Brewing LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Seattle, Washington.

Here Today Brewing LLC DBA Here Today Brewery & Kitchen is a craft microbrewery and restaurant in Seattle, WA. It will open in July 2022, at which time it will sell beer and food in-house as well as draft beer to a limited number of bar and restaurant accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Leasehold improvement	15 years
Tools, machinery, and equipment	3 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues by selling beer and food in-house as well as draft beer to a limited number of bar and restaurant accounts.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $793 and $0, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 31, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of

more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Leasehold improvements	$ 775,595	$ -
Tools, machinery, and equipment	134,846	-
Property and Equipment, at Cost	**910,441**	**-**
Accumulated depreciation	(96,655)	-
Property and Equipment, Net	**$ 813,786**	**$ -**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $96,655 and $0, respectively.

4. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

Class A Unit:

As of Year Ended December 31, 2021

Member's name	Ownership percentage
Chris Elford	60.0%
Dave Riddile	21.2%
Mario Cortes	18.7%
TOTAL	**100.0%**

Class B Unit:

As of Year Ended December 31, 2021	
Member's name	**Ownership percentage**
WeFunder Investors	80.3%
Other investors	19.7%
TOTAL	**100.0%**

5. DEBT

Promissory Notes & Loans

During 2021, the Company entered into an Equipment Lease Agreement with Bridge Leasing Group III LLC. The details of the Company's loans are as follows:

					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Equipment Lease Agreement - Bridge Leasing Group III, LLC	$ 170,012	10.00%	8/13/2021	8/13/2023	$ 9,917	$ 9,917	$ 88,200	$ 35,632	$ 123,832
Total	$ 170,012				**$ 9,917**	**$ 9,917**	**$ 88,200**	**$ 35,632**	**$ 123,832**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 88,200
2023	35,632
2024	-
2025	-
Thereafter	-
Total	**$ 123,832**

6. RELATED PARTY

There are no related party transactions.

7. COMMITMENTS AND CONTINGENCIES

Operating Leases

On April 5, 2021, the Company entered into a commercial lease agreement with A&D Partners LLC to rent premises located in Elliot Avenue in Seattle, Washington. The target delivery date is October 1, 2021, and the lease terms are 120 full calendar months, with minimum rent starting at $34 per square meter. The Company entered various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation	
2022	$	108,112
2023		107,370
2024		110,590
2025		113,904
2026		117,308
Thereafter		538,114
Total future minimum operating lease payments	**$**	**1,095,398**

There was no rent expense as of December 31, 2021.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through March 31, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $146,337, an operating cash flow loss of $56,539, and liquid assets in cash of $101,647, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Here Today Brewery & Kitchen

Elevating the Seattle Waterfront


Here Today
BREWERY & KITCHEN
Coming to the Seattle Waterfront 2022!

Website · Seattle, WA · FOOD & BEVERAGE

Here Today Brewery & Kitchen is a hospitality-focused brewery and restaurant that will be located on the Seattle waterfront. Having decades of experience operating breweries, bars, and restaurants of all sizes, this project is the culmination of our team's accomplishments. We are planning on opening our doors in 2022, and are in our second round of raising.

$0.00 raised

0 Investors	$1.88M Valuation
$100.00 Price per Share	$500.00 Min. Investment
Units Security Type	Equity Offering Type
$250K Offering Max	Reg CF Offering

INVEST NOW

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- We believe we have a competitive advantage as one of the first independent, creative fine beverage purveyors coming to the Seattle waterfront.
- Seattle is about to undergo a $700 million waterfront expansion project. 6.7 million visitors to the Seattle waterfront in 2019, and that number is expected to surpass 20 million by 2024. (Source)
- Our team has won Spirited Awards, received James Beard nominations, and our CEO previously founded bars in Seattle and NYC. (Source, Source, Source)

OVERVIEW

Seattle welcomes Here Today Brewing to the Waterfront

Here Today Brewery & Kitchen is a hospitality-focused brewery and restaurant - here at the right place and right time.

That's because our brewery is located on the Seattle waterfront, which is about to undergo a $700 million expansion project. (Source) We believe this puts us right at the center of an impending influx of tourism and local community.



Our team's combined 30+ years of experience operating breweries, bars, and restaurants of all sizes have prepared us to create this memorable brewpub. How? We believe that years after visiting us, a guest may not remember exactly what they ate or drank, but they will remember how we made them feel. For this reason, we focus on the concept of enlightened hospitality: no matter what brings people in, our empathetic style of service will leave them feeling cared for.



THE PROBLEM

Elevating the Seattle Waterfront

We are looking to fill a void for fine beverages and food along the tourist-dense Seattle waterfront.


A NEW BREWPUB COMING
TO THE SEATTLE WATERFRONT
Here Today
BREWERY & KITCHEN

As the waterfront undergoes an enormous upgrade, we think the food and beverage experience should see one too. That's where we come in.

THE SOLUTION

Landmark meeting place meets warm hospitality

We believe we are poised to become a landmark destination on the Seattle waterfront.

And when it comes to making memories, we believe warmth creates indelibility. Our focus on hospitality and service are likely to set us apart, and we are eager to deliver beyond the normal experience to beverage enthusiasts and tourists alike.



**The above is a rendering of the future physical layout of Here Brewing space. Images are computer generated.*

In addition to serving house-made beverages and food to guests in-house, we will maintain a healthy outside sales account list consisting of influential bars and restaurants in the Seattle area.

When it comes to our business model, it's similar to notable small breweries in the area. What makes us unique is our service of lunch and dinner, dedication to hospitality, and focus on in-house revenues which we believe will carry a higher profitability.

THE MARKET

Breweries have been thriving, even amid the Pandemic

Even in the midst of the pandemic, more than 9,000 breweries operated in the US in 2021, making a 6% increase in 2020. A total of 710 breweries opened during that year too, against 176 closures (Source).


9000+
BREWERIES OPERATED IN THE US IN 2021

The $700 million waterfront expansion project is due to be completed in 2024, 1.5 years after our project is planned to open. Not only are we part of a thriving market, but we believe we are about to become part of a bustling landmark. There were 6.7 million visitors to the Seattle waterfront in 2010, and those numbers are expected to surpass 20 Million by 2024 (Source).


20M VISITORS*
TO VISIT SEATTLE IN 2024
*EXPECTED NUMBER

Our market of potential guests includes beverage enthusiasts and locals from all walks of life, but this expected jump in tourism is sure to be a boon to our numbers for much of the year.


WE'RE A DIVERSE MARKET
MADE OF LOCALS, BEER FANS, AND TOURISTS

OUR TRACTION

We are federally permitted to brew beer!

We began construction at the beginning of January 2022 and have already been recognized as Imbibe Magazine's 75 drinks businesses to watch in 2022 (Source).

Our CEO, Chris Elford, previously founded noteworthy Seattle bars like No Anchor, Navy Strength, Vinnie's Wine Shop. With this kind of leadership, it's no surprise our team has also achieved Spirited Awards, Eater Awards, and James Beard nominations.

We have secured our dream spot in a prime location - designed by award-winning firm SHKS Architects in our new waterfront home. (Source)



**The above is a rendering of the future physical layout of Here Today Brewing space that is anticipated for release in the Summer of 2022. Images are computer generated.*

WHY INVEST

We are eager to become a destination landmark on the new Seattle waterfront

Our goal is to create community through well-crafted beer - a memorable brewpub experience with a focus on warm hospitality.


JOIN US FOR A DRINK!

Success to us looks like our investors realizing their investments, staff that is happy and well-compensated, and an integrated community thriving alongside us. We hope to ultimately open up two other "taprooms" in the greater Seattle area to further grow this sense of community.

This funding is to create a safety net of operating capital available should we need to draw on it in the crucial first few years of business. The waterfront is only expanding once – and we think we have the advantage of being one of the first new independent creative fine beverage purveyors on this waterfront.

Join us and invest today!



In the Press

CURIOCITY

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Meet Our Team



Chris Elford

CEO & Manager

Award-winning bar owner. Created Navy Strength, 2018 winner of Best New American Cocktail Bar. Opened No Anchor, 2017 Seattle Weekly's Best New Restaurant & two-time James Beard Semifinalist (Best New Restaurant 2016, Outstanding Bar Program 2018).

Concurrently working as the owner of Navy Strength, Trade Winds Tavern, Vinnies Wine Bar, and as Beverage Director for Rob Roy. 20% of Christ's time is spent at these companies and the remaining 80% is spent at Here Today.



Mario Cortes

Head Brewer & Manager

Trained Technical Brewer with a decade of professional craft brewing, recipe development and beverage production experience for breweries in New England, Texas and California. Former Head Brewer at Woods Beer & Wine Co. in San Francisco.



Dave Riddile

Marketing and Operations Director & Manager

Focused branding work in the brewing industry for the last 8 years in Washington, Texas, and across the country helping small breweries reach larger audiences and build a healthy company culture. Former University Professor.

Offering Summary

Company	Here Today Brewing, LLC
Corporate Address	2505 2nd Ave, Suite 103, Seattle, WA 98109
Offering Minimum	$10,000.00
Offering Maximum	$249,900.00
Minimum Investment Amount (per investor)	$500.00

Terms

Offering Type	Equity
Security Name	Class B Non Voting Equity
Minimum Number of Shares Offered	100
Maximum Number of Shares Offered	2,499
Price per Share	$100.00
Pre-Money Valuation	$1,878,500.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives*

Amount-Based

$500+ - Here Today Limited Edition Glass

$1000+ - Founding member of the Here Today Supporters club. Includes limited edition Here Today Soccer Scarf

$2500+ - 10% lifetime discount for investor on in house beer

$5000+ - 10% lifetime discount for investor plus one additional person on in house beer

$10000+ - Guided tasting with Texas Dave, Cocktail class with Chris, or Brewday experience with Mario for two people

$25000+ - Name a beer!

$50000+ - A seat on our advisory board.

**All perks occur when the offering is completed.*

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Chris Elford:

My name is Chris Elford and I'm the founder of Here Today Brewery & Kitchen, a hospitality-focused waterfront Seattle brewpub that's going to be opening summer of 2022. I've been in the craft beverage world for about 20 years now even though I spent stints as a whiskey distiller and as a tequila educator and now obviously I've made a name for myself in the cocktail world, when I look back over my career I owe so much to beer. I've been working on this project for about three and a half years from its inception, dreaming up the name, dreaming up the concept, and it's been a pretty incredible journey from just an idea to partnering with Mario and Texas Dave, to raising a million dollars and getting our build out paid for to now.

Dave Riddile:

I get asked quite a bit by my friends and others, why we decided to call it Here Today. To us, that means being present, being in the moment around good beer, around good beverage, around good food and more importantly, good people. What we have is a really cohesive thought and identity around how we want you to feel when you're enjoying a beer at Here Today.

Chris Elford:

Breweries typically go in more industrial areas, they're usually in an office park or sort of a warehouse district or something like that. However, I really like the idea of giving a brewery the waterfront treatment.

Mario Cortes:

I'm excited to see people come into the space, all that natural light, right on the waterfront. And then also I'm excited to see people drinking might be beer. We're looking at a summertime opening in Seattle, people on the patio having a great time drinking some really light, refreshing lagers and enjoying themselves and having a good party.

Mario Cortes:

So we have plenty of room for guests to hang out outside, then walking into our brewing space, which is currently under construction. One of the cool things about the brewery, as you come into the space you'll be welcomed by a stack of four serving tanks on either side of the bar. Really excited about our guests get to see where their beer's coming from, each pint that gets poured off of it comes directly from those tanks.

Dave Riddile:

We're really excited to be in the 10 Clay building, its location is phenomenal, it's right across from the sculpture park, and it runs along Alaskan Way which is in the middle of a huge transformation through a $700 million park expansion project that's going along all along the waterfront. Another reason we're really excited about going into this building is the landlords.

These are people who sought us out, saw this idea that we had and thought it would be perfect for their space. This kind of belief, this kind of faith from a landlord is hard to come by and we are really set up for stability over the first 10 years of our lease and subsequent terms after that.

Chris Elford:

It's been an interesting process opening a brewery in a pandemic. We had to rewrite our business plan. We had to tweak a few things and we had to get creative with our fundraising. About a year and a half ago, we did a crowdfunding equity campaign and were able to raise over a million dollars.

Dave Riddile:

That money is paid for the build out, our equipment. But now we're looking to raise little bit more just to make sure we're secure for the first couple years of operation. Too many businesses like ours, open underfunded and stressed and we are in a position where we won't have those worries at the beginning, which will allow us to really set ourselves up for a successful future.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FIRST AMENDED AND RESTATED OPERATING AGREEMENT
OF

HERE TODAY BREWING, LLC

A WASHINGTON LIMITED LIABILITY COMPANY

Effective as of September 30, 2020

Issuance and transfer of the Membership Units represented hereby is restricted by the terms of this Operating Agreement. In addition, the sale of the Membership Units has not been registered under the Securities Act of 1933, as amended, or any state's security law, and the Membership Units may not be transferred or sold unless such sale is subsequently registered or an exemption from registration is available.

FIRST AMENDED AND RESTATED
OPERATING AGREEMENT
OF
HERE TODAY BREWING, LLC

THIS OPERATING AGREEMENT (the "Operating Agreement"), entered into as of the 31 day of August, 2020 (the "Effective Date"), is by and among HERE TODAY BREWING, LLC, a Washington limited liability company (the "Company"), and the members identified on the signature pages attached hereto and listed on Exhibit A attached hereto (each individually a "Member" and collectively the "Members"). The Members each hold certain Class A Membership Units and are Class A Members under this Operating Agreement.

WHEREAS, the Company was organized as a Washington limited liability company in accordance with and pursuant to Washington law on June 21, 2019;

WHEREAS, the Company's initial members adopted the Operating Agreement of Here Today Brewing, LLC effective as of that date (the "Existing Agreement");

WHEREAS, the Company's ownership and structure has since changed, and the Members now desire to amend and restate the Existing Agreement, and to adopt this First Amended and Restated Operating Agreement of Here Today Brewing, LLC to provide for, among other things, the admission of additional Members and the management and operation of the Company and the granting of options to purchase the Membership Units of the Members upon the occurrence of certain events.

NOW, THEREFORE, in consideration of the premise and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby amend and restate the Existing Agreement as follows:

ARTICLE I
DEFINITIONS

The following terms used in this Operating Agreement shall have the following meanings (unless otherwiseexpressly provided herein):

1.1 "Adjusted Capital Account Deficit" shall mean, at any time with respect to any Member, the deficit balance, if any, in such Member's Capital Account, after giving effect to the following adjustments:

(a) Such Capital Account shall be increased by the amounts which such Member is obligated to restore pursuant to any provision of this Operating Agreement and the amounts such Member is deemed obligated to restore as described in the penultimate sentence of Treasury Regulation Section 1.704-2(g)(l) and Treasury Regulation Section 1.704-2(i)(5), or any successor provisions; and

(b) Such Capital Account shall be reduced by the amount of the items described in Treasury Regulation Sections 1.704-l(b)(2)(ii)(d)(4), 1.704-l(b)(2)(ii)(d)(5), and 1.704--l(b)(2)(ii)(d)(6).

The definition of Adjusted Capital Account Deficit is intended to comply with Treasury Regulation Section l.704-l(b)(2)(ii)(d) and shall be interpreted consistently therewith.

1.2 "Affiliate" shall mean: (i) any Person or Entity directly or indirectly controlling, controlled by or under common control with any Member; (ii) any Person or entity owning or controlling five percent (5%) or more of the outstanding voting interests of any Member; (iii) any officer, director, employee, general partner, member, shareholder, or beneficiary of any Member; or (iv) any Person or entity who is an officer, director, general partner, manager, trustee, or holder of five percent (5%) or more of the voting interests or beneficial interest of any Person or entity described in clause (i) (ii) or (iii) of this paragraph.

1.3 "Agent for Service of Process" shall be such Person as designated from time to time by the Board of Managers as the Agent of the Company for purposes of accepting service of process for the Company. The Board of Managers hereby designates North x Northwest Law Group, PLLC, as the initial Agent of the Company for such purposes.

1.4 "Articles of Organization" shall mean the Certificate of Formation of the Company, as filed with the Washington Secretary of State, as the same may be amended from time to time.

1.5 "Bankruptcy" of a Member shall mean: (a) the filing by a Member of a voluntary petition seeking liquidation, reorganization, arrangement, or readjustment, in any form, of its debts under Title 11 of the United States Code (or corresponding provisions of future laws) or any other Federal or state insolvency law, or a Member's filing an answer consenting to or acquiescing in any such petition; (b) the making by a Member of any assignment for the benefit of its creditors or the admission by a Member in writing of its inability to pay its debts as they mature; or (c) the expiration of sixty (60) days after the filing of an involuntary petition under Title 11 of the United States Code (or corresponding provisions of future laws), seeking an application for the appointment of a receiver for the assets of a Member, or an involuntary petition seeking liquidation, reorganization, arrangement, or readjustment of its debts under any other Federal or state insolvency law, provided that the same shall not have been vacated, set aside or stayed within such 60-day period.

1.6 "Board of Managers" shall mean the Persons appointed to be members of the Board of Managers pursuant to Paragraph 7.2 to manage the affairs of the Company. Subject to Article VII hereof, the Board of Managers shall manage the business and affairs of the Company and shall have full and complete authority, power, and discretion to manage and control the business, affairs, and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the

management of the Company's business.

1.7 "Capital Account" shall mean, with respect to any Member, a bookkeeping account maintained by the Company for such Member, which shall be credited with the amount of such Member's Capital Contributions paid in cash to the Company, and with such Member's distributive share of Net Profits and any items in the nature of income or gain specially allocated pursuant to Paragraph 6.3 hereof, and which shall be debited with the amount of cash distributed to such Member pursuant to any provision of this Operating Agreement, and such Member's distributive share of Company Net Losses and any items in the nature of expenses or losses specially allocated pursuant to Paragraph 6.3 hereof. If a Member makes a contribution of (or receives a distribution of) non-cash property, such Member's Capital Account shall be credited (or debited) with the Gross Asset Value of such property, net of liabilities assumed by the Company (or the Member) in connection with such contribution (or distribution) and liabilities to which such property is subject. In the case of a transfer of Membership Units permitted under this Operating Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it related to the transferred interest. In determining the amount of any liability for purposes of this Paragraph 1.7 there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations. The foregoing provisions and other provisions of this Operating Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulation Section 1.704-l(b) and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Board of Managers shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to comply with such Regulations, the Board of Managers may make such modification, provided that such modification is not likely to have a material effect on the amounts distributable to any Member pursuant to this Operating Agreement upon the dissolution of the Company. The Board of Managers also shall: (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company's balance sheet, or computed for book purposes, in accordance with Treasury Regulation Section 1.704-l (b)(2)(iv)(q); and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Operating Agreement not to comply with Treasury Regulation Section 1.704-1(b).

1.8 "Capital Contribution" shall mean, with respect to any Member, the amount of money and the initial Gross Asset Value of any property (other than money) contributed to the capital of the Company by such Member, including any Additional Capital Contributions (net of liabilities assumed by the Company in connection with such contribution and liabilities to which such property is subject) pursuant to the terms of this Operating Agreement, including the Capital Contribution made by any predecessor holder of the Membership Units of such Member.

1.9 "Cash Available for Distribution" shall mean all cash receipts other than capital contributions realized by the Company after payment of all expenses associated with the operation of the Company. Expenses include loan repayments, interest expense, and reasonable reserves for contingencies of the Company that the Board of Managers, in good faith its reasonable discretion, deems appropriate.

1.10 "Class A Member" shall mean each party who executes this Operating Agreement as a Class A Member and holds Class A Membership Units, and each other Person who may hereafter become a Class A Member and hold Class A Membership Units. A Class A Member may assign all or a portion of his/her/its voting rights to any other Class A Member in an instrument approved by the Board of Managers.

1.11 "Class A Membership Units" shall mean the Membership Units held by one or more Class A Members at any time.

1.12 "Class B Member" shall mean each party who executes this Operating Agreement as a Class B Member and holds Class B Membership Units, and each other Person who may hereafter become a Class B Member and hold Class B Membership Units.

1.13 "Class B Membership Units" shall mean the Membership Units held by one or more Class B Members at any time.

1.14 "Company" shall mean HERE TODAY BREWING, LLC.

1.15 "Control" and "Controlled by" shall mean, with respect to any entity, the ability, directly or indirectly, whether through the ownership of voting securities, by contract, or otherwise, to direct or cause the direction of the management and policies of an entity.

1.16 "Depreciation" shall mean, for each fiscal year or other period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to any asset for such year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; provided that if the federal income tax depreciation, amortization, or other cost recovery deduction is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Board of Managers.

1.17 "Entity" shall mean any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or association or any foreign trust or foreign business organization.

1.18 "Fiscal Year" shall mean the Company' s fiscal year, which shall be the calendar year.

1.19 "Gross Asset Value" shall mean, with respect to any Company asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to the

Company shall be the gross fair market value of such asset, as determined by the contributing Member and the Board of Managers.

(b) The Gross Asset Value of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Board of Managers, as of the following times: (i) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (ii) the distribution by the Company to a Member of more than a de minimis amount of Company property, as consideration for an interest in the Company; and (iii) the liquidation of the Company within the meaning of Treasury Regulation Section 1.704--l(b)(2)(ii)(g); provided, however, that adjustments pursuant to clauses (i) and (ii) above shall be made only if the Board of Managers reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(c) The Gross Asset Value of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulation Section 1.704--l(b)(2)(iv)(m) and Paragraph 6.3(e) hereof; provided that the Gross Asset Value shall not be adjusted pursuant to this Paragraph 1.19(c) to the extent the Member determines that an adjustment pursuant to Paragraph 1.19(b) is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this Paragraph 1.19(c); and

(d) If the Gross Asset Value of an asset has been determined or adjusted pursuant to Paragraph 1.19(a), (b) or (c) hereof, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Net Profits and Net Losses.

1.20 "Gross Income" shall mean, for each fiscal year or other period, the gross income of the Company, as finally determined for federal income tax purposes.

1.21 [RESERVED]

1.22 "Internal Revenue Code" or "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provision of future laws).

1.23 "Majority in Interest" shall mean the Class A Members who, in the aggregate, own more than fifty percent (50%) of the total Percentage Interests owned by all Class A Members, or more than fifty percent (50%) of the Board of Managers, as applicable.

1.24 "Member" shall mean any Person who: (i) is a Class A Member or a Class B Member and designated as a Class A Member or Class B on Exhibit A attached hereto; and (ii) any Person who may hereafter be admitted as a Class A Member or Class B Member pursuant to the terms and conditions of this Operating Agreement.

1.25 "Member Nonrecourse Debt Minimum Gain" has the same meaning as "Partner Nonrecourse Debt Minimum Gain" as set forth in Section 1.704-2(i)(3) of the Treasury Regulations.

1.26 "Member Nonrecourse Debt" or "Member Nonrecourse Liability" have the same meanings as "Partner Nonrecourse Debt" or "Partner Nonrecourse Liability" as set forth in Section 1.704-2(b)(4) of the Treasury Regulations.

1.27 "Member Nonrecourse Deductions" has the same meaning as "Partner Nonrecourse Deductions" as set forth in Sections 1.704-2(i)(l) and 1.704-2(i)(2) of the Treasury Regulations.

1.28 A "Member's Share of Company Minimum Gain" at the end of any Company fiscal year has the same meaning as "Partner' s Share of Partnership Minimum Gain" set forth in Section 1.704-2(g) of the Treasury Regulations.

1.29 A "Member's Share of Member Nonrecourse Debt Minimum Gain" at the end of any Company fiscal year has the same meaning as Partner' s Share of Partner Nonrecourse Debt Minimum Gain" as set forth in Section 1.704-2(i)(5) of the Treasury Regulations.

1.30 "Membership Units" shall mean the Class A Membership Units and Class B Membership Units, which constitute a Member' s ownership and membership interest in the Company, as represented by such Member' s Percentage Interest, as set forth on Exhibit A attached hereto, as amended from time to time, including the right of a Member to any and all benefits to which it may be entitled pursuant to this Operating Agreement, and to the extent not inconsistent with this Operating Agreement, under the Washington Act, together with the obligations of a Member to comply with all the terms and provisions of this Operating Agreement and of the Washington Act. Except as may be required by the explicit terms of this Operating Agreement or of the Washington Act, the Class B Members shall have no right to: (i) participate in the management of the business and affairs of the Company; or (ii) vote on, consent to, or otherwise participate in any decision or action of or by the Members unless granted such right by a Unanimous Vote of the Class A Members in their discretion, in relation to specific matters of the operation of the Company.

1.31 [RESERVED]

1.32 "Minimum Gain" has the meaning set forth in Sections 1.704-2(b)(2) and 1.704--2(d) of the Treasury Regulations.

1.33 "Net Profits" and "Net Losses" shall mean, for each fiscal year or other period, the taxable income of the Company as finally determined in accordance with Internal Revenue Code Section 703(a) for federal income tax purposes (for this purpose all items of income, gain, loss or deduction required to be stated separately pursuant to Internal Revenue Code Section 703(a)(l) shall be included in taxable income or loss), with the following adjustments:

(a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profits or Net Losses shall be added to such taxable income or loss;

(b) Any expenditures of the Company described in Internal Revenue Code Section 705(a)(2)(B) or treated as Internal Revenue Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Profits or Net Losses, shall be subtracted from such taxable income or loss;

(c) Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(d) If the Gross Asset Value of any Company asset is adjusted pursuant to Paragraph 1.19 hereof, the amount of such adjustment shall be taken into account as gain (if an increase) or loss (if a decrease) from the disposition of such asset for purposes of computing Net Profits or Net Losses;

(e) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such fiscal year or other period; and

(f) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Treasury Regulation Section 1.704-l(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in complete liquidation of a Member's Membership Units, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Profits or Net Losses;

(g) Any items which are specially allocated pursuant to Paragraphs 6.3 hereof shall not be taken into account in computing Net Profits or Net Losses.

1.34 "Nonrecourse Debt" is any liability of the Company for which (as between the Company and the creditor) the creditor's right to repayment is limited to one or more assets of the Company, within the meaning of Section 1.1001-2 of the Treasury Regulations.

1.35 "Nonrecourse Deductions" has the meaning set forth in Section l.704-2(b)(1) of the Treasury Regulations.

1.36 "Nonrecourse Liability" has the meaning set forth in Section l.704-2(b)(3) of the Treasury Regulations.

1.37 "Operating Agreement" shall mean this First Amended and Restated Operating Agreement of Here Today Brewing, LLC, as originally executed and as further amended from time to time.

1.38 "Percentage Interest" has the meaning set forth in Paragraph 4.3 hereof.

1.39 "Person" shall mean any individual or Entity, and the heirs, executors, administrators, legal representatives, successors, and assigns of such "Person" where the context so permits.

1.40 "Permitted Transfer" and "Permitted Transferee" have the meanings set forth in Paragraph 9.1 hereof.

1.41 "Regulations" or "Treasury Regulations" shall mean the Income Tax Regulations, including Temporary Regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

1.42 "Supermajority in Interest" shall mean the Class A Members who, in the aggregate, own seventy-five percent (75%) percent or more of the total Percentage Interests owned by all the Class A Members.

1.43 "Unanimous Vote" shall mean the affirmative vote or consent of the Class A Members, who in the aggregate own one hundred percent (100%) of the total Percentage Interests owned by the Class A Members.

1.44 "Washington Act" shall mean the Washington Limited Liability Company Act, RCW 25.15, as amended from time to time.

All references to statutory provisions shall be deemed to include reference to corresponding provisions of subsequent law.

ARTICLE II
FORMATION OF COMPANY

2.1. <u>Formation.</u> On June 21, 2019, the Company was formed as a Washington limited liability company, upon the filing of executed Articles of Organization with the Washington Secretary of State, as the same may be or may have been amended from time to time, in accordance with and pursuant to the Washington Act.

2.2 <u>Principal Office.</u> The principal office of the Company within the State of Washington shall be maintained at 2505 2nd Avenue, Suite 103; Seattle, WA 98121. The Company may locate its places of business and registered office at any other place or places as the Board of Managers may from time to time deem advisable and designate.

2.3 Term. The term of the Company shall be perpetual unless the Company is earlier dissolved in accordance with either the provisions of this Operating Agreement or the Washington Act.

ARTICLE III
BUSINESS OF COMPANY

3.1 Company Business. The purposes of the Company are to:

(a) Develop, own, operate, and manage a brewpub in Seattle, Washington;

(b) To do any and all things necessary, proper, convenient, or desirable, connected with or related to or incidental with the foregoing purposes; and

(c) To carry on any lawful business or activity that may be conducted by a limited liability company organized under the Act.

ARTICLE IV
ADMISSION AND CAPITAL CONTRIBUTION

4.1 Capital Contributions of Members. The Members of the Company and their predecessors have contributed capital to the Company in such amounts as are set forth on the books of the Company.

4.2 Admission of Members. Each of the Persons listed on Exhibit A attached hereto have been admitted as a Member of the Company and holds the number of Class A Membership Units or Class B Membership Units set forth opposite their name.

4.3 Percentage Interest. A Member's "Percentage Interest" shall be equal to a fraction, expressed as a percentage, the numerator of which is the number of such Member's Membership Units, and the denominator of which is the number of Membership Units held by all Members or all the Class A Members, as thecontext requires.

4.4 Additional Capital Contributions. The Members shall not be required to provide any additional capital contributions to the Company.

4.5 Use of Members' Contributions. The Capital Contributions of the Members shall be used to carry out the business and affairs of the Company, as described in Paragraph 3.1 hereof, and the balance (if any) shall be retained for Company purposes, or distributed to the Members, as determined or deemed appropriate by the Board of Managers.

4.6 Withdrawals. Each Class A Member shall have a right to withdraw as a Member and the option (the "Repurchase Option") to require that the Company repurchase some or all of the Class A Member's Units, provided that such withdrawal is approved by the Board of Managers. This right may only be exercised by a written notice to the Board of

Managers dated on or before July 31, 2030. The Units will be repurchased at eighty percent (80%) of the Fair Market Value per Unit as of the date of the notice of exercise of the Repurchase Option. For purposes of the Repurchase Option, the "Fair Market Value" shall mean the value of the Units as determined in good faith by an appraiser with expertise in bar and restaurant business valuation and which is agreed to by Class A Member and the Board of Managers of the Company. All costs and fees associated with the determination of Fair Market Value shall be borne by the Class A Member. Except as provided in this Operating Agreement or otherwise in the sole discretion of the Board of Managers and a Supermajority in Interest, no Member shall have any other right to withdraw.

4.7 Interest and Return of Capital. No Member shall be entitled to any interest on such Member's Capital Account or on such Member' s contributions to the capital of the Company. Except as provided in this Operating Agreement, no Member shall have the right to demand or to receive the return of all or any part of his or her Capital Account or his or her contribution to the capital of the Company, or to receive any distribution from the Company (except as expressly provided in Articles VI or XI).

4.8 Negative Capital Accounts. No Member shall be required to pay the Company any deficit or negative balance which may exist in its Capital Account.

ARTICLE V
RIGHTS AND OBLIGATIONS OF MEMBERS

5.1 Limitation of Liability. Each Member's liability shall be limited as set forth in this Operating Agreement, the Washington Act and other applicable law.

5.2 Company Debt Liability. A Member shall not be personally liable for any debts, liabilities or obligations of the Company except as otherwise required by law.

5.3 Company Books. The Board of Managers shall maintain and preserve, during the term of the Company, and for three (3) years thereafter, all accounts, books, and other relevant Company documents. Upon reasonable request, each Member shall have the right, during ordinary business hours, to inspect and copy such Company documents to the extent required by the Washington Act. Any inspection or copying expenses shall be at the requesting Member' s expense.

5.4 Liability of a Member to the Company. A Member who receives a distribution made by the Company which is either in violation of this Operating Agreement or in violation of the Washington Act is liable only to the extent provided under the Washington Act.

ARTICLE VI
ALLOCATION OF NET PROFITS AND NET LOSSES
CASH FLOW AND DISTRIBUTIONS

6.1 Allocation of Net Profits and Net Losses.

(a) After taking into account: (i) all allocations required by the Treasury Regulations; and (ii) the special allocations set forth in Paragraphs 6.3 below, Net Profits and Net Losses shall be allocated among the Members as follows:

(i) Until such time that the Class B Members who exist as of ninety days after the Effective Date (that is, 9/30, 2020) have received collective distributions sufficient to bring each of their Capital Accounts to zero, Net Profits and Net Losses for each Company fiscal year shall be allocated seventy percent (70%) to the Class B Members and thirty percent (30%) to the Class A Members. Specific allocations among individual Class A Members and among individual Class B Members shall be made in accordance with each Member's Percentage Interests, subject to any special allocations contained herein.

(ii) Once the provisions of Subsection (i) above have been satisfied (and the Class B Members referenced above have received the benefit of the Liquidation Waterfall, as defined below), Net Profits and Net Losses for each Company fiscal year shall be allocated seventy percent (70%) to the Class A Members and thirty percent (30%) to the Class B Members. Specific allocations among individual Class A Members and among individual Class B Members shall be made in accordance with each Member's Percentage Interests, subject to any special allocations contained herein.

(b) The goal of Subsection (a) above is to bring the balance of each Class B Member's capital account as close as possible to the amount that would be distributed to such Class B Member, determined as if the Company were to sell all of its assets for Section 704(b) book value and distribute the proceeds thereof pursuant to Section 11.3 (the "Liquidation Waterfall").

6.2 Distributions.

Distributions of Cash Available for Distribution shall be made to the Members from time to time, in such amounts as determined in good faith by the Board of Managers from time to time in its reasonable discretion, and all such distributions shall be made to the Members in accordance with the allocations made in Section 6.1 above; provided, however, in the event that the Board of Managers reasonably determines in good faith that the Company has Cash Available for Distribution, then in such event, the Board of Managers shall at a minimum make quarterly distributions to the Members proportionately so as to enable the Members to

make quarterly and final tax payments, if any, of all federal and state income tax attributable to the portion of the Company' s taxable income allocable to such Members pursuant to the Code (the "Tax Distributions") for each Fiscal Year; provided, further, however, that such Tax Distributions to the Members shall not exceed the product of the Company's taxable income for such prior Fiscal Year, multiplied by the highest individual federal income tax rates. Notwithstanding the foregoing:

(a) At the time of any distribution, the Company must have available to it unencumbered cash funds sufficient for such distribution;

(b) No distributions shall be made by the Company if such distributions would be prohibited by applicable law; and

(c) No distributions shall be made if the Company is in default with respect to any indebtedness or liabilities of the Company.

6.3 Special Allocations. Notwithstanding the foregoing provisions of this Article VI, the following allocations may apply:

(a) Except as provided in Paragraphs 6.3(b) and 6.3(c) hereof, in the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Regulations Sections 1.704-l (b)(2)(ii)(d)(4), 1.704-l(b)(2)(ii)(d)(5), or 1.704-l (b)(2)(ii)(d)(6), which create or increase an Adjusted Capital Account Deficit items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit created by such adjustments, allocations, or distributions as quickly as possible; provided that an allocation pursuant to this Paragraph 6.3(a) shall be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all allocations provided for in this Article VI have been tentatively made as if this Paragraph 6.3(a) were not in this Operating Agreement.

(b) Except as otherwise provided in Regulations Section l.704-2(f), notwithstanding any other provision of this Article VI, if there is a net decrease in Company Minimum Gain during any Company fiscal year, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, for subsequent years) in an amount equal to such Member's Share of the net decrease in Company Minimum Gain, to the extent required and in the manner provided by Sections 1.704-2(g) of the Treasury Regulations. The items to be so allocated shall be determined in accordance with Regulations Sections l.704-2(f)(6) and 1.704-2(j)(2). This Paragraph 6.3(b) is intended to comply with the minimum gain charge-back provision of Regulations Section l.704-2(f) and shall be interpreted consistently therewith.

(c) Except as otherwise provided in Regulations Section l.704-2(i)(4), notwithstanding any other provision of this Article VI, if there is a net decrease in

Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Company fiscal year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations Section l.704-2(i)(5), shall be specially allocated items of Company income and gain for such year (and, if necessary, for subsequent years) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, to the extent required and in the manner provided by Section l.704-2(i)(4) of the Treasury Regulations. The items to be so allocated shall be determined in accordance with Regulations Sections l.704-2(i)(4) and l.704-2(i)(2). This Paragraph 6.3(c) is intended to comply with the minimum gain charge- back provision of Regulations Section l.704-2(i)(4) and shall be interpreted consistently therewith.

(d) In the event any Member has a deficit Capital Account at the end of any Company fiscal year which is in excess of the sum of: (i) the amount such Member is obligated to restore pursuant to any provision of this Operating Agreement; and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections l.704-2(g)(l) and l.704-2(i)(5), each such Member shall be specifically allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Paragraph 6.3(d) shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such amount after all other allocations provided for in this Paragraph 6.3 have been made as if Paragraph 6.3(a) hereof and this Paragraph 6.3(d) were not in this Operating Agreement.

(e) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or 743(b) is required to be taken into account in computing Capital Accounts pursuant to Treasury Regulation Section 1.704-l (b)(2)(iv)(m), the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such regulations.

(f) Any provision of this Operating Agreement to the contrary notwithstanding, the allocation of Net Profits or Net Losses for any fiscal year of the Company during which a Person acquires Membership Units (other than on formation of the Company) or during which a Member's Membership Units increases or decreases shall take into account the Members' varying interests in the Company for such fiscal year, pursuant to any method permissible under Section 706 of the Internal Revenue Code that is selected by the Member.

(g) Nonrecourse Deductions for any fiscal year or other period shall be allocated among the Members in accordance with their respective Membership Units.

(h) Member Nonrecourse Deductions for any fiscal year or other period shall be allocated to the Members who bear the economic risk of loss with respect to the

Member. Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i)(l).

The allocations set forth in this Paragraph 6.3 (the "Regulatory Allocations") are intended to comply with certain requirements of Treasury Regulation Section 1.704-l(b). The Regulatory Allocations may not be consistent with the manner in which the Members intend to divide Company distributions. Accordingly, the Board of Managers is hereby authorized to divide other allocations of Net Profit, Net Losses, and other items among the Members so as to prevent the Regulatory Allocations from distorting the manner in which Company distributions will be divided among the Members pursuant to Article VI hereof. In general, the Members anticipate that this will be accomplished by specially allocating other Net Profit, Net Losses, and items of income, gain, loss, and deduction among the Members so that the net amount of the Regulatory Allocations and such special allocations to each such Person is zero. However, the Board of Managers shall have discretion to accomplish this result in any reasonable manner.

6.4 Other Allocations

(a) For purposes of determining the Net Profits, Net Losses, or any other items allocable to any period, Net Profits, Net Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Board of Managers using any permissible method under Code Section 706 and the Regulations thereunder.

(b) The Members are aware of the income tax consequences of the allocations made by this Article VI and hereby agree to be bound by the provisions of this Article VI in reporting their share of Company income and loss for income tax purposes.

(c) Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Regulations Section l.752-3(a)(3), the Members' interests in Company profits are equal.

6.5 Tax Allocations: Code Section 704(c)

(a) Income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value in accordance with any permissible manner or manners under Code Section 704(c) and the Regulations thereunder.

(b) In the event the Gross Asset Value of any Company asset is adjusted pursuant to Paragraph 1.19(b) hereof, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner or manners as under Code Section 704(c) and the Regulations thereunder.

(c) Any elections or other decisions relating to such allocations shall be made by the Board of Managers in any permissible manner under the Code or the Regulations that the Board of Managers may elect in its reasonable discretion. Allocations pursuant to this Paragraph 6.5 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member' s Capital Account or share of Net Profits, Net Losses, other items, or distributions pursuant to any provision of this Operating Agreement.

6.6 Amounts Withheld. Each Member hereby authorizes the Company to withhold from or pay on behalf of or with respect to such Member any amount of federal, state, local, or foreign taxes that the Board of Managers determines that the Company is required to withhold or pay with respect to any amount distributable or allocable to such Member pursuant to this Operating Agreement, including, without limitation, any taxes required to be withheld or paid by the Company pursuant to Sections 1441, 1442, 1445, or 1446 of the Code. Any amount paid on behalf of or with respect to a Member shall constitute a loan by the Company to such Member, which loan shall be repaid by such Member within 15 days after notice from the Board of Managers that such payment must be made unless; (i) the Company withholds such payment from a distribution which would otherwise be made to the Member; or (ii) the Board of Managers determines, in its reasonable discretion, that such payment may be satisfied out of the available funds of the Company which would, but for such payment, be distributed to the Member. Any amounts withheld pursuant to the foregoing clauses (i) or (ii) shall be treated as having been distributed to such Member. Each Member hereby unconditionally and irrevocably grants to the Company a security interest in such Member' s Membership Units to secure such Member's obligation to pay to the Company any amounts required to be paid pursuant to this Paragraph 6.6. In the event that a Member fails to pay any amounts owed to the Company pursuant to this Paragraph 6.6 when due, the Board of Managers may, in its reasonable discretion, elect to make the payment to the Company on behalf of such defaulting Member, and in such event shall be deemed to have loaned such amount to such defaulting Member and shall succeed to all rights and remedies of the Company as against such defaulting Member (including, without limitation, the right to receive distributions). Any amounts payable by a Member hereunder shall bear interest at prime rate of interest charged from time to time by Bank of America, plus four percentage points (but not higher than the maximum lawful rate) from the date such amount is due (i.e., 15 days after demand) until such amount is paid in full. Each Member shall take such actions as the Company or the Board of Managers shall request in order to perfect or enforce the security interest created hereunder.

ARTICLE VII
DESIGNATION, RIGHTS AND DUTIES OF THE BOARD OF MANAGERS

7.1 Management.

(a) The business and affairs of the Company shall at all times be managed by the Board of Managers in accordance with the Washington Act and this Operating

Agreement. Except as expressly provided herein, the Board of Managers shall act by a two-thirds vote.

(b) Except for situations in which the approval of the Members is expressly required by this Operating Agreement or by nonwaivable provisions of applicable law, the Board of Managers shall have full and complete authority, power, and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business.

(c) Appointment; Resignation. The Members hereby appoint Chris Elford as the "partnership representative" as provided in Code Section 6223(a) (the "Partnership Representative"). The Partnership Representative shall resign if it is no longer an Affiliate of a Manager or Member. In the event of the resignation of the Partnership Representative, a Supermajority in Interest of the Members, shall select a replacement Partnership Representative. If the resignation of the Partnership Representative occurs prior to the effectiveness of the resignation under applicable Treasury Regulations or other administrative guidance, the Partnership Representative that has resigned shall not take any actions in its capacity as Partnership Representative except as directed by the successor Partnership Representative.

(d) Tax Examinations and Audits. The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority (each a "Taxing Authority"), including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Partnership Representative shall promptly notify the Members of the commencement of any tax audit of the Company, upon receipt of a tax assessment and upon the receipt of a notice of final partnership administrative adjustment or final partnership adjustment and shall keep the other Members reasonably informed of the status of any tax audit or resulting administrative or judicial proceeding. Without the consent of a majority of the other Members, the Partnership Representative shall not extend the statute of limitations, file a request for administrative adjustment, file suit relating to any Company tax refund or deficiency, or enter into any settlement agreement relating to items of income, gain, loss, or deduction of the Company with any Taxing Authority.

(e) BBA Election and Procedures. In the event of an audit of the Company that is subject to the partnership audit procedures enacted under Section 1101 of the Bipartisan Budget Act of 2015 (the "BBA Procedures"), the Partnership Representative, in his sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Partnership Representative or the Company under the BBA Procedures (including any election under Code Section 6226 as amended by the Bipartisan Budget Act of 2015 ["BBA"]). If an election under Code Section 6226(a) (as amended by the BBA) is made, the Company shall furnish to each Member for the year under audit a statement of the

Member's share of any adjustment set forth in the notice of final partnership adjustment, and each Member shall take such adjustment into account as required under Code Section 6226(b) (as amended by the BBA).

(f) Tax Returns and Tax Deficiencies. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign, or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member or former Member (including penalties, additions to tax or interest imposed with respect to such taxes, and any taxes imposed pursuant to Code Section 6226, as amended by the BBA) shall be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

(g) Income Tax Elections. Except as otherwise provided herein, the Partnership Representative shall have sole discretion to make any determination regarding income tax elections it deems advisable on behalf of the Company; provided that the Partnership Representative shall make an election under Code Section 754, if requested in writing by the Members.

(h) Tax Returns. The Partnership Representative shall cause to be prepared and timely filed all tax returns to be filed by or for the Company.

(i) Indemnification. Each Member does hereby agree to indemnify and hold harmless the Company from and against any liability or tax paid or payable (and for the avoidance of doubt, including liability for any applicable interest and penalties) by the Company that is allocable to such Member (as determined by the Partnership Representative) with respect to an audited or reviewed taxable year for which such Member was a Member of theCompany.

(j) Cooperation. Each Member will provide such cooperation and assistance, including executing and filing forms or other statements and providing information about such Member, as is reasonably requested by the Partnership Representative, as applicable, to enable the Company to satisfy any applicable tax reporting or compliance requirements, to make any tax election or to qualify for an exception from or reduced rate of tax or other tax benefit or be relieved of liability for any tax regardless of whether such requirement , tax benefit, or tax liability existed on the date such Member was admitted to the Company. If a Member fails to provide any such forms, statements, or other information requested by the Partnership Representative, such Member will be required to indemnify the Company for the share of any tax deficiency (including applicable interest and penalties) paid or payable by the Company that is due to such failure (as determined by the Partnership Representative, as applicable). The obligations set forth in this Paragraph 7.1(j) will survive such Member ceasing to be a Member in the Company and/or the termination, dissolution, liquidation, and winding up of the Company for a period of up to two (2) years, the year in which the Member ceased to be a Member in the Company and the following year, or as otherwise required by law.

(k) Survival. The obligation of each Member or former Member under this Paragraph 7.9 shall survive the transfer or redemption by such Member of its Membership Units, the termination of this Operating Agreement, or the dissolution of the Company.

7.2 Number and Tenure.

(a) The Board of Managers shall be composed of three (3) members, which shall consist of the following individuals: Chris Elford, Dave Riddile, and Mario Cortes.

(b) Each member of the Board of Managers shall hold office until the earlier of either: (i) his or her death, resignation, or removal by an instrument in writing by the unanimous consent of all Members. Removal, however, requires that a Manager has breached his or her duties as a member of the Board of Managers under Washington law; or (ii) such member of the Board of Managers (or the respective Affiliate) no longer owns any Membership Units in the Company, at which time the remaining members of the Board of Managers shall then appoint his or her successor.

(c) The death, resignation or removal of a member of the Board of Managers appointed hereunder as provided above shall not affect any rights such Person has, directly or indirectly, as a Member and shall not constitute a withdrawal of a Member.

7.3 Certain Powers of the Board of Managers. Without limiting the generality of Paragraph 7.1, but subject to the provisions of Paragraph 7.4, the Board of Managers shall have sole and exclusive power and authority, on behalf of the Company:

(a) To open, close and maintain bank accounts in the name of the Company, and those Persons appointed by the Board of Managers shall be the signatories thereon;

(b) Subject to Paragraph 7.4 hereof, to buy, sell and deal in every way with stocks, bonds, options, and other personal or real property of any type, and to execute and deliver such agreements, documents, instruments, or resolutions on behalf of the Company, as may be, in the discretion of the Board of Managers, appropriate to investment in such real estate ventures;

(c) To procure liability and other insurance to protect the property of the Company;

(d) To invest any Company funds (by way of example but not limitation) in time deposits, short-term governmental obligations, commercial paper, or other investments;

(e) Subject to Paragraph 7.4 hereof, to execute on behalf of the Company all instruments and documents, including without limitation: checks, drafts, notes, and other negotiable instruments; documents providing for the acquisition or mortgage

of property; assignments, bills of sale, leases, management agreements, and any other instruments or documents necessary, in the opinion of the Board of Managers, to the business of the Company;

(f) To employ or engage employees, consultants, accountants, legal counsel, managing agents, or other experts to perform services for the Company and to compensate them from Company funds;

(g) Subject to Paragraph 7.4 hereof, to enter into any and all other agreements on behalf of the Company, with any other Person, including a Member or Affiliate, for any purpose and in such form as the Board of Managers may approve by a Majority in Interest, including; and

(h) Subject to Paragraph 7.4 hereof, to do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business.

Unless authorized to do so by this Operating Agreement or by the Board of Managers of the Company in writing, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniary for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Board of Managers to act as an agent of the Company in accordance with the previous sentence. It is acknowledged that under the Washington Act the Members may be deemed to be " managers," however, this Paragraph 7.3 supersedes any authority granted to the Members pursuant to the Washington Act. Any Member who takes any action or binds the Company in violation of this Paragraph 7.3 shall be solely responsible for any loss and expense incurred by the Company as a result of the unauthorized action and shall indemnify and hold the Company harmless with respect to such loss and expense.

7.4 <u>Limitations on Powers of the Board of Managers.</u>

7.4.1 Notwithstanding anything contained herein to the contrary, without the affirmative vote of a Supermajority in Interest at a duly called and held meeting of the Members or the prior written consent of a Supermajority in Interest, neither the Company nor the Board of Managers or any Member shall:

(a) Guarantee any obligation of any other Person, to loan money to any Person, or borrow money for any purpose, secure the payment of any of the foregoing by mortgage, deed of trust, security interest, or other financing instruments, or incur on behalf of the Company any debt in excess of Two Hundred Fifty Thousand and 00/100 Dollars ($250,000.00);

(b) Take any other action which is expressly reserved to the Supermajority in Interest in this Agreement; or

(c) Change the nature of the business of the Company.

7.4.2 Notwithstanding anything contained herein to the contrary, without the Unanimous Vote of the Class A Members at a duly called and held meeting of the Class A Members or the prior unanimous written consent, neither the Company nor the Board of Managers or any Member shall:

(a) Enter into, amend, or waive any rights under, pay obligations prior to their due date under, or take any other actions with respect to, any contracts, transactions, or other agreements between the Company and: (i) a Member; (ii) a family member of a Member; (iii) any Affiliate of a Member; or (iv) any other Person in which any Member, any family member or Affiliate of a Member owns equity interests; provided, however, in any event, any such contracts, transactions, or agreements which are so approved by a Unanimous Vote shall always be commercially reasonable in terms of price, quality, delivery, and all other material terms and conditions;

(b) Enter into or amend any fee contract or fee assessment between the Company and any member of the Board of Managers;

(c) Take any action in contravention of this Operating Agreement, or any amendment thereto;

(d) Amend the Company's Articles of Organization or this Operating Agreement;

(e) Admit new Members;

(f) Authorize and issue additional Units;

(g) Enter into, agree to, or consummate a conversion, consolidation, merger, or the sale, lease, transfer, or disposition of all or substantially all of the assets of the Company, except pursuant and subject to Paragraph 9.7 hereof;

(h) Appoint any new member of the Board of Managers; or

(i) Dissolve or liquidate the Company.

7.5 Return of Capital/Profit. The Board of Managers does not, in any way, guarantee the return of the Members' Capital Contributions or a profit for the Members from the operations or liquidation of the Company.

7.6 Has No Exclusive Duty to Company. The members of the Board of Managers shall not be required to manage the Company as their sole and exclusive function, and they may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right, by virtue of this Operating Agreement, to share or participate in such other investments or activities of the members of the Board of Managers or to the income or proceeds derived therefrom, except to the extent that the same are prohibited by Paragraph 12.1 hereof. The

members of the Board of Managers shall incur no liability to the Company or to any of the Members as a result of engaging in any other business or venture, except to the extent that the same are prohibited by Paragraph 12.1 hereof.

7.7 Liability and Indemnity. The Board of Managers shall not be personally liable to the Company, its Members, or any other Person for any statement, vote, decision, or failure to act regarding management or policy decisions by the Board of Managers or for any loss or damage sustained by the Company, its Members, or any other Person, including, but not limited to monetary liability to the Company or the Members for breach of any duty established in the Washington Act; provided, however, this Paragraph does not eliminate or limit any liability the Board of Managers may otherwise have for intentional misconduct, a knowing violation of the law or this Operating Agreement, or which constitute gross negligence.

The Company shall indemnify and hold the members of the Board of Managers and the Members harmless from and against any and all losses, expenses, claims, and demands sustained by reason of any acts or omissions or alleged acts or omissions as members of the Board of Managers or Members, to the fullest extent permitted by the Washington Act, including judgments, settlements, penalties, fines, or expenses incurred in a proceeding to which the Person is a party or threatened to be made a party because such Person is or was a member of the Board of Managers or the Members, except that the Company may not indemnify any Person for conduct described in Paragraphs 7.7(a) - (c) above.

7.8 Compensation and Expenses. The Company may pay the Board of Managers reasonable fees for their services. Such fees shall be paid in cash and shall be mutually agreed upon by the Supermajority in Interest and the Board of Managers. The Company shall reimburse the Board of Managers for any travel and out-of-pocket expenses reasonably incurred by the Board of Managers for the purpose of performing their services as the Board of Managers. Reimbursement for all such expenses shall be made upon presentation to and approval by the Company of receipts, vouchers, and other evidence satisfactory in itemizing such expenses in reasonable detail.

ARTICLE VIII
MEETINGS

8.1 Meetings.

(a) Members. Meetings of the Members shall be held at such times and with such frequency as shall be determined by the Board of Managers and/or the Majority in Interest, for the sole purpose of approving those actions and/or matters that are expressly delegated to the Members hereunder or of such other business as may come before the meeting.

(b) Board of Managers. Meetings of the Board of Managers shall be held at such times and in such frequency as shall be determined by the Board of Managers (but not less than quarterly), for the purpose of the transaction of such business as may come before the meeting. All Class A Members shall be given notice of Board of

Manager meetings and shall have the right to attend and observe and the right to any information distributed at each meeting.

8.2 Place of Meetings. The Board of Managers or a Majority in Interest may designate any place, either within or outside the State of Washington, as the place of meeting for any meeting of the Board of Managers or Members, respectively. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal executive office of the Company in the State of Washington. Members and/or members of the Board of Managers may participate by means of conference telephone or similar communications equipment in which all Persons participating in the meeting can hear each other, provided that all participants in the meeting are advised of the use of such equipment and that the names of all participants in the conference are disclosed to all participants. Participation in a meeting pursuant to the foregoing shall constitute presence in-person at the meeting.

8.3 Notice of Meetings. Any Member may request a meeting of the Members to discuss or vote upon any matter which is reserved to a vote of the Members hereunder. Written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered not less than thirty (30) days before the date of the meeting, either personally or by mail, by or at the direction of the Board of Managers or the Majority in Interest, respectively, calling the meeting, to each member of the Board of Managers and/or Member entitled to vote at such meeting, as the case may be. If mailed, such notice shall be deemed to be delivered two calendar days after being deposited in the United States mail, addressed to the member of the Board of Managers and/or Member at its address as it appears on the books of the Company, with postage thereon prepaid. If all of the members of the Board of Managers and/or Members, respectively, shall meet at any time and place, either within or outside of the State of Washington, and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting lawful action may be taken.

Any Member may attend such meeting by telephone conference or similar communications equipment, provided all of the Members participating at the meeting can hear each other at the same time. Holders of percentage interests who have not been admitted to the Company as Members pursuant to the terms of this Agreement shall not be entitled to notice of, or otherwise permitted to attend, meetings of Members.

8.4 Manner of Acting.

(a) For meetings of the Members, the presence of at least a Majority in Interest of the Class A Members shall constitute a quorum for the transaction of business of the Members. If a quorum is present, the affirmative vote of a Majority in Interest of the Class A Members shall be the act of the Members, unless the vote of a greater proportion or number is otherwise required by non-waivable provisions of the Washington Act, the Articles of Organization, or this Operating Agreement. Except to the extent that this Operating Agreement or non-waivable provisions of the Washington Act otherwise expressly provide, no Class B Member shall have any right to: (i) participate in the management of the business and affairs of the Company; or (ii)

vote on, consent to, or otherwise participate in any action, matter, or decision.

(b) For meetings of the Board of Managers, the presence of at least two (2) members of the Board of Managers shall constitute a quorum for the transaction of business of the Members. If a quorum is present, the affirmative vote of at least two (2) members of the Board of Managers present (either in-person or by proxy) shall be the act of the Board of Managers, unless the vote of a greater proportion or number is otherwise required by non-waivable provisions of the Washington Act, the Articles of Organization, or this Operating Agreement.

8.5 Proxies. At all meetings, a Member and/or member of the Board of Managers that is otherwise entitled to vote may vote in-person or by proxy executed in writing by the Member and/or member of the Board of Managers or by a duly authorized attorney-in-fact. Such proxy shall be filed with the Company before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

8.6 Action Without a Meeting. Any action required or permitted to be taken at a meeting of the Members or Board of Managers may be taken without a meeting if consents in writing setting forth the action to be taken is unanimously signed by all Members and/or all members of the Board of Managers, respectively, and delivered to the Company for inclusion in the minutes or for filing with the Company records. Action taken under this Paragraph is effective when all Members and/or members of the Board of Managers have signed the consent, unless the consent specifies a different effective date.

8.7 Waiver of Notice. When any notice is required to be given to any Member or member of the Board of Managers, a waiver thereof in writing signed by the Person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the proper giving of such notice.

8.8 Class A Members. Notice of all meetings of the Board of Managers (either in-person or by telephone or electronic means) shall be provided to all Class A Members at the same time and in the same form as notice thereof is provided to the members of the Board of Managers. Moreover, all information provided to the Board of Managers shall be provided to all Class A Members at the same time and in the same form provided to the Board of Managers. Any Class A Member who is not also a member of the Board of Managers, shall have the right to attend or otherwise be included in any meeting of the Board of Managers, as an observer only. In such an instance, such Class A Member shall not have a right to vote or otherwise address the Board of Managers or any matter before the Board of Managers unless asked by the Board of Managers to do so.

ARTICLE IX
TRANSFERABILITY

9.1 General Restrictions. Except as otherwise expressly provided in this Article IX, the Membership Units of a Member shall not be pledged, assigned, hypothecated, or otherwise transferred in any manner (whether voluntarily or involuntarily), directly or

indirectly (a transfer of Control of fifty percent (50%) or more, in voting rights or value, of the equity interests of a Member that is not an individual shall be treated as a transfer of the Membership Units held by such Member), provided, however, subject to the provisions of this Article IX, a Member may sell, pledge, assign, gift, hypothecate, or otherwise transfer its Membership Units to any of the following Persons (each, a "Permitted Transferee") upon the following terms and conditions (each, a "Permitted Transfer"):

(a) to any Person upon the prior written consent of the Board of Managers and a Supermajority in Interest, each of which may withhold such consent in their sole and absolute discretion and for any reason or no reason whatsoever.

(b) to another Member; or

(c) to an Affiliate of a Member.

Whereupon, such Permitted Transferee shall automatically be, become and be admitted as a full Member of the Company, without the requirement of any further action and without the consent of the Class A Members, thereby having and holding the Membership Units so transferred together with all the rights associated therewith and as a Member of a limited liability company under the Washington Act.

With respect to any transfer of Membership Units other than in respect of a Permitted Transfer, that unless such transferee is admitted to the Company as a Member as hereinafter provided, such transfer shall not substitute the transferee as a Member, and such transferee shall: (i) only be entitled to receive profits, losses, and distributions from the Company with respect to such Membership Units in accordance with and subject to the terms and conditions of this Operating Agreement; (ii) be subject to and deemed to have assumed the liabilities and obligations of the transferring Member under this Agreement, including Paragraph 4.4 hereof; provided, however, the foregoing shall not be deemed to release the transferring Member from any such liabilities and obligations; and (iii) not have any of the other rights or benefits of a Member in the Company, including without limitation, any rights to vote with respect to such transferred Membership Units. Unless such transferee is admitted as a Member as hereinafter provided, the assignor Member shall remain a Member and retain all of the rights, obligations, and liabilities of a Member (including, without limitation, the rights, obligations, and liabilities of a Member under Paragraph 4.4 hereof), other than the rights to receive profits, losses, and distributions from the Company in accordance with and subject to the terms and conditions of this Operating Agreement. Subject to Paragraph 9.2 hereof, a transferee of Membership Units (whether pursuant to this Paragraph 9.1 or pursuant to Paragraphs 9.4 through 9.8 hereof) may only be admitted to the Company as a Member upon the satisfaction of the following conditions:

(a) The transferor gives the transferee such right;

(b) Except in the case of a Permitted Transfer, as defined in Paragraph 9.4 hereof, the prior written consent of the Board of Managers and a Supermajority in Interest, each of which may withhold such consent in their sole and absolute discretion and for any reason or no reason whatsoever, shall have been received;

(c) The transferee becomes a party to and agrees to be bound by this Operating Agreement as a Member and executes all documents or instruments as the Board of Managers may request to document the same;and

(d) The transferee reimburses the Company for all legal, filing and other costs incurred by the Company in connection with such admission.

9.2 Additional Restrictions on Transfers. Nothing contained in this Operating Agreement shall be deemed to permit an assignment of Membership Units or the right to receive profits, losses, and distributions: (i) if the effect of the assignment would be to terminate the Company within the meaning of Section 708(b) of the Internal Revenue Code; (ii) if such assignment would violate any applicable state or federal securities law; (iii) without an opinion of counsel in form and substance satisfactory to counsel for the Company that registration is not required under the Securities Act of 1933 or the Washington Uniform Securities Act or any other applicable state securities law; or (iv) if such assignment would result in any material adverse tax consequences to the Company.

9.3 Attachment. No part of the Membership Units of a Member shall be subject to the claims of any creditor, any spouse for alimony or support, or to legal process, and may not be voluntarily or involuntarily alienated or encumbered except as may be specifically provided for in this Operating Agreement.

9.4 Right of First Opportunity. In the event any Member (a "Selling Member") proposes to sell, assign, transfer, or otherwise dispose of any Membership Units at any time (other than as expressly permitted by Paragraphs 9.1 or 9.7 hereof), then such Selling Member shall provide the Company with the right of first opportunity to purchase such Membership Units by making a written offer to sell such Membership Units to the Company upon such terms and conditions and for such a purchase price as such Selling Member may specify in such notice, and the Company (or, should the Company not exercise this right the remaining Members on a pro rata basis) shall then have an option to purchase such Membership Units upon the terms and conditions as set forth in the notice, and as follows:

(a) The optionee may exercise such option to purchase such Membership Units by providing written notice thereof to the Selling Member on or before the thirtieth (30th) day following receipt of the notice from the Selling Member.

(b) In the event the optionee does not elect to purchase such Membership Units as provided above, the Selling Member shall not be obligated to sell such Membership Units to the optionee, and the Selling Member may sell such Membership Units to a third party upon substantially the same terms and conditions set forth in the notice to the Company, provided, however, that: (i) the purchase price therefor is not less than ninety percent (90%) of the purchase price set forth in the notice to the Company; (ii) such transaction is consummated within ninety (90) days following the notice to the Company; and (iii) such purchaser executes and delivers to the Company and the other Members an instrument acknowledging and agreeing that such purchased Membership Units shall remain subject to the options contained herein and the other

terms and conditions hereof.

(c) In the event of: (i) any material change in the terms and conditions of sale; (ii) the purchase price is less than ninety percent (90%) of the purchase price set forth in the notice to the Company; or (iii) such transaction is not consummated within such ninety (90) day period (and such transaction otherwise meets the requirements set forth above), then such Membership Units shall not be sold or otherwise transferred to such third party without again complying with the terms of this Paragraph and offering the same to the Company in the same manner as set forth above.

9.5 Call Option Upon Breach. In the event a Member should at any time fail to comply any of the terms, conditions, and/or provisions of Article IX, Paragraph 12.1 or Paragraph 12.2 or if a Member is also a member of the Board of Managers, such Member takes any action in contravention of the limitations of authority of the Board of Managers under this Operating Agreement (each a "Material Breach"), which failure continues for a period of ten (10) days following written notice thereof by the Company to such Member (a "Defaulting Member"), then, in addition to any other rights and remedies herein, at law or in equity, the Company (and if the Company does not exercise such option, the other Members) shall have the option to purchase the Membership Interest of the Defaulting Member, upon the following terms and conditions:

(a) The Defaulting Member's Membership Units shall be deemed to have been immediately offered to the Company as of the date that the ten (10) day period set forth above has expired without such failure to comply being cured (the "Option Commencement Date"). The Company may exercise such option by providing written notice to the Defaulting Member within the ninety (90) day period following the Option Commencement Date.

(b) If the Company fails to exercise such option within such ninety (90) day period, then the other Members (on a pro rata basis based upon their respective Percentage Interests in relation to all the Percentage Interests of those other Members so desiring to exercise such option or as otherwise agreed to in writing) shall have the right to exercise such option by providing written notice to such Defaulting Member within ninety (90) days following the expiration of the Company's option.

(c) The aggregate purchase price for applicable Membership Interest shall be equal to the Fair Market Value of the Membership Interests (as hereinafter defined). For purposes of this Paragraph and in determining Fair Market Value of the Membership Units for purposes of this Paragraph, the "Option Date" shall be the date of the written notice so electing to purchase such Membership Units.

(d) Such purchase shall be consummated within one hundred and twenty (120) days following the Option Date, and the purchase price therefor shall be payable as follows:

(i) An amount equal to twenty-five percent (25%) of such purchase price shall be paid at the closing of such transaction;

(ii) The balance of such purchase price shall be paid by the issuance and delivery of a promissory note in such amount to the Defaulting Member on the date of the closing. Such promissory note shall provide for the payment of the principal amount thereof in five (5) equal annual installments commencing on that date which is one (1) year following the closing, together with interest on the unpaid balance thereof from and after the date of the closing at the prime rate of interest charged from time to time by Bank of America; and

(iii) The purchaser(s) shall have the right to prepay such promissory note in whole or in part at any time without penalty or premium.

9.6 [RESERVED]

9.7 Sale Opportunities. In the event that the Company or the Members shall at any time receive a written offer (the "Purchase Offer") from an unrelated third party for the purchase of all or substantially all of the assets or Membership Units of the Company, a merger, consolidation, membership interest exchange, membership interest investment, or similar transaction, which Purchase Offer the Supermajority in Interest desires to accept, then the Supermajority in Interest shall promptly notify all of the Members of the same, and state the terms and conditions of the Purchase Offer and enclose a copy of the Purchase Offer with such notice (the "Sale Notice").

(a) Included in the Sale Notice shall be a statement of whether or not the Purchase Offer requires that all of the Members sell, exchange, or otherwise transfer their Membership Units substantially in accordance with such Purchase Offer and whether or not the Supermajority in Interest desires to accept the Purchase Offer.

(b) In the event that the Supermajority in Interest desires to accept such Purchase Offer and regardless of whether the Purchase Offer does or does not require all of the other Members to sell, exchange, or otherwise transfer their Membership Units, then, each other Member shall have the option to be included in such transaction upon the same terms and conditions offered to the Members constituting the Supermajority in Interest. Within fifteen (15) days after the receipt of the Sale Notice, such other Members shall communicate to the Supermajority in Interest by irrevocable written notice whether they elect to participate in the transactions contemplated by the Purchase Offer and sell, exchange, or otherwise transfer a pro rata percentage of their Membership Units along with the Supermajority in Interest selling, exchanging or otherwise transferring a pro rata percentage of their Membership Units, upon the terms and conditions set forth in the Purchase Offer. Any failure to so elect within such period shall be deemed an election not to participate. In the event that such other Members elect to sell, exchange, or otherwise transfer such pro rata percentage of their Membership Units upon the terms and conditions set forth in the Purchase Offer, then such other Members and the Supermajority in Interest shall be permitted to sell, exchange, or otherwise transfer such pro rata percentage of their Membership Units and the parties shall use their best efforts to consummate such transaction in

accordance with the terms and conditions of the Purchase Offer. In the event the Purchase Offer does require all of the Members to sell, exchange or otherwise transfer their Membership Units, and the Supermajority in Interest indicate their desire in writing to accept such Purchase Offer, then the other Members shall consent to the same and sell their Membership Units in accordance with the Purchase Offer, and otherwise cooperate and assist in the closing of such transaction, and the proceeds of such sale shall be allocated as provided in Paragraph 11.3(b).

(c) The provisions of this Paragraph shall govern and control (to the extent set forth herein) all voting and other rights in the event that the Company or the Members receive any Purchase Offer, notwithstanding any other provisions contained herein, under statute, common law, or at equity to the contrary. The parties agree that this Agreement shall be a voting agreement under the laws of the State of Washington and that this Agreement shall be effective as to the Members and their heirs, personal representatives, guardians, conservators, other legal representatives, successors, and assigns, until such time as this Agreement shall be terminated in accordance with the terms hereof. During the term of this Agreement, the Members further agree to execute and deliver such proxies, consents and other documents and instruments, and to take such further actions, as may be necessary or appropriate to further secure the voting agreements provided in this Agreement.

9.8 Tag-Along Rights. In the event that any Member or group of Members of the Company acting together or pursuant to a common plan or arrangement proposes to transfer to any party (a "Purchaser") Common Interest in the Company, then the Non-Transferring Members shall have the right (the "Tag-Along Right") to participate in the proposed sale of Common Interest on the same terms and conditions as those specified in the Sale Notice. Members invoking the Tag- Along Right are herein referred to as the "Selling Members." To the extent that a Selling Member exercises such right of participation in accordance with the terms and conditions set forth herein, the amount of Common Interest that each Selling Member and the Transferring Member may sell in the Transfer shall be a number equal to: (i) the remaining amount of Common Interest that the third-party has offered to purchase in writing; multiplied by (ii) a fraction, the numerator of which shall be the amount of Common Interest held by such Selling Member or Transferring Member and the denominator of which shall be the aggregate amount of Common Interest owned by the Transferring Member and all of the Selling Members (except to the extent the third party purchaser is willing to purchase all of the Common Interest to be purchased from the Transferring Member plus the Interest elected to be sold by all Selling Members, in which case all such Interest may be sold). A Selling Member shall effect his participation in the sale by promptly delivering to the Transferring Member a written notice of his election to so participate within twenty (20) business days following receipt of the Sale Notice.

9.9 Definitions. For purposes hereof, the following terms shall have the following meanings:

(a) "Fair Market Value of the Company" shall mean the fair market value of the Company on a going concern basis as of the applicable Option Date (without regard to any minority interest discount, lack of marketability discount, or any discount or

premium attributable to the provisions of this Operating Agreement) as determined by the mutual agreement of the transferor and transferee within twenty (20) days following the Option Date, or, if such parties are unable to agree within such period, as determined by a qualified appraiser who shall be selected by the transferor and transferee within the twenty (20) day period thereafter, and who shall then determine the Fair Market Value of the Company within sixty (60) days following such selection, and such determination shall be final and binding on the parties. In the event such parties are unable to agree upon a Qualified Appraiser on or before the twentieth (20th) day following the Option Date, then both parties shall each select a Qualified Appraiser who shall mutually select a third Qualified Appraiser on or before the thirtieth (30th) day following the Option Date, who shall then determine the Fair Market Value of the Company within fifty (50) days following such selection and such third Qualified Appraiser' s determination shall be final and binding upon the parties. The cost of the appraiser(s) shall be borne equally between the transferor and transferee.

(b) "Fair Market Value of the Membership Units" shall mean the Fair Market Value of the Company as of the applicable Option Date multiplied by the applicable Percentage Interest of the Membership Units being purchased.

(c) "Involuntary Transfer" shall mean any sale, assignment, encumbrance, pledge, transfer or other disposition of any Member's Membership Units (or any interest therein) made on account of enforcement of a security interest, foreclosure, execution, attachment, assignment for the benefit of creditors, court order, or otherwise by operation of law, including, without limitation, any such disposition incident to any divorce or marital property settlement, any such disposition pursuant to applicable community property, quasi-community property, or similar state law, or any such disposition pursuant to applicable bankruptcy law.

(d) "Qualified Appraiser" shall mean an independent appraiser with a minimum of five (5) years' experience in valuing similar business enterprises.

ARTICLE X
ADDITIONAL MEMBERS

Any Person or Entity acceptable to the Board of Managers, in its sole and absolute discretion, may become a Member in this Company either by the issuance by the Company of Membership Units for such consideration as the Board of Managers shall, in its sole and absolute discretion, determine, or as a transferee of a Member's Membership Units or any portion thereof, subject to the terms and conditions of this Operating Agreement. No new Members shall be entitled to any retroactive allocation of losses, income or expense deductions incurred by the Company. The Board of Managers may, at its option, at the time a Member is admitted, close the Company books (as though the Company' s tax year had ended) or make pro rata allocations of loss, income and expense deductions to a new Member for that portion of the Company's tax year in which a Member was admitted in accordance with the provisions of Section 706(d) of the Code and theTreasury Regulations promulgated thereunder.

Should the Company approve the issuance of additional Membership Units, any Class A Member shall have the right of first refusal to purchase some or all the additional Membership Units on the same terms as proposed but at a ten (10) percent discount to the proposed offering price.

Notwithstanding the foregoing, the provisions of this Article X shall not apply to a Permitted Transferee in respect of a Permitted Transfer under Article IX.

ARTICLE XI
DISSOLUTION AND TERMINATION

11.1 Dissolution. The Company shall be dissolved upon the first to occur of any of the following events:

(a) upon entry of a decree of judicial dissolution;

(b) upon the Unanimous Vote of all the Class A Members; or

(c) at such time as the Company has no Members.

11.2 Events of Dissociation. Except as specifically provided above, an event of dissociation occurring to any Member will not cause dissolution of the Company.

11.3 Winding Up, Liquidation and Distribution of Assets. Upon the happening of any of the events specified in Paragraph 11.1 hereof, the Board of Managers shall conclude the affairs and liquidate the property and assets of the Company and the proceeds of such liquidation shall be applied in the order of priority as follows:

(a) First, to the payment of, or to a reserve for the payment of, Company liabilities and obligations, including those owing to Members and their Affiliates who are creditors (apportioned among them, pro rata, based on the respective balances of such loans), including such provision for contingent or unforeseen liabilities as the Board of Managers, or the Person(s) winding up the affairs of the Company in the event there is no remaining members of the Board of Managers of the Company, may establish. Such reserves established hereunder shall be held for the purpose of paying any such contingent or unforeseen liabilities or obligations and, at the expiration of such period as the Board of Managers, or such Person(s) deems advisable, the balance of such reserves shall be distributed in the manner provided hereinafter in this Paragraph 11.3 as though such reserves had been distributed contemporaneously with the other funds distributed hereunder; and

(b) Then, to the Members in accord with theirPercentage Interest.

To the extent that Company assets cannot either be sold without undue loss or readily divided for distribution in kind to the Members, then the Company may, as determined by the Board of Managers or the Trustee appointed pursuant to Paragraph 11.4 hereof, convey

those assets to a trust or other suitable holding entity established for the benefit of the Members in order to permit the assets to be sold without undue loss and the proceeds thereof distributed to the Members at a future date. The legal form of the holding entity, the identity of the trustee or other fiduciary, and the terms of its governing instrument shall be determined by the Board of Managers or the Trustee.

The Board of Managers shall comply with any applicable requirements of applicable law pertaining to the winding up of the affairs of the Company and the final distribution of its assets.

11.4 Appointment of Trustee. If at the time of dissolution and winding up of the Company, there is no remaining members of the Board of Managers, a Majority in Interest shall appoint a liquidating trustee ("Trustee") to wind up the affairs and liquidate (and/or, if applicable, distribute) the property and assets of the Company and such Trustee shall have all powers necessary under this Article XI and shall be compensated as agreed upon by the Majority in Interest and such Trustee. Such Trustee may, but need not, be one of the Members.

11.5 Articles of Dissolution. When all debts, liabilities and obligations have been paid and discharged or adequate provisions have been made therefore and all of the remaining property and assets have been distributed to the Members, articles of dissolution shall be executed in duplicate and verified by the Person signing the articles, which articles shall set forth the information required by the Washington Act.

11.6 Certificate of Dissolution. Upon the issuance of the certificate of dissolution, the existence of the Company shall cease, except for the purpose of suits, other proceedings and appropriate action as provided in the Washington Act. The Board of Managers shall have authority to distribute any Company property discovered after dissolution, convey real estate and take such other action as may be necessary on behalf and in the name of the Company.

11.7 Return of Contribution Nonrecourse to Other Members. Except as provided by law or as expressly provided in this Operating Agreement, upon dissolution, each Member shall look solely to the assets of the Company for the return of such Member's Capital Contribution. If the company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the cash contribution of one or more Members, such Member or Members shall have no recourse against any other Member.

ARTICLE XII
COVENANTS

12.1 Non-Solicitation. Each of the Members hereby agrees that, so long as they shall remain a Member of the Company, and continuing thereafter for a period of five (5) yearss, they shall not, directly or indirectly:

(a) Take away, interfere with or take any actions which are materially adverse to the Company or which materially and adversely affect the business of the Company

or any of its relationships with its employees, customers, or suppliers; or

(b) Employ, attempt to employ or solicit for employment any employee of the Company, or induce or otherwise advise any employee to leave the employ of the Company or to engage in any of theactivities prohibited hereby.

12.2 Confidentiality. Each of the Members shall always treat as confidential all information at any time acquired by them or disclosed to them relating to the business, operations, machines, processes, trade secrets, practices, products, inventions, improvements, or developments of the Company or in which it is interested and all other information of any kind or nature pertaining to the business of the Company and the Members shall not disclose any such information to any other person without the prior written authorization of the Company or use of any of such information for the benefit of any person; provided, however, the foregoing shall not apply to any information which is currently in the public domain or which becomes part of the public domain through no violation of this Agreement or which a Member is required to disclose by law. Notwithstanding the foregoing, the provisions of the Paragraph shall not apply to information already known to the recipient, information already publicly known (as long as the recipient didn't wrongfully release it to the public), information independently developed by the recipient without reference to or use of the confidential information of the Company and information disclosed to the recipient by some other party who has no duty of the confidentiality to the Company.

12.3 Enforcement. Each Member hereby acknowledges and agrees that the provisions of this Article are reasonable and necessary to protect the interests of Company. Each Member further acknowledges that a breach of the provisions of this Article would result in irreparable damage to the Company, for which a remedy at law would not be adequate. In the event of any breach or threatened breach of this Article by a Member, and in addition to any other remedy provided in this Agreement or at law or in equity, the Company shall be entitled to specific enforcement of this Article, including appropriate injunctive relief, without notice, bond or security, restraining such Member from any such breach or threatened breach. It is the desire and intent of the parties that the provisions of this Article be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement may be sought. Accordingly, if any provision of this Article is deemed enforceable only with a limitation, the parties agree that such provision shall be enforceable to the fullest extent permissible under the laws and public policies applied in such jurisdiction in which enforcement is sought. Furthermore, if any particular provision of this Article shall be found as invalid or unenforceable, such portion shall be deleted and such deletion shall apply only with respect to the operation of that provision in the particular jurisdiction in which such finding is made.

ARTICLE XIII
MISCELLANEOUS PROVISIONS

13.1 Notices. Except as otherwise expressly provided herein, any notice, demand, or communication required or permitted to be given by any provision of this Operating Agreement shall be deemed to have been sufficiently given to a party or to an executive officer

of the party to whom the same is directed or, if sent by registered or certified mail, postage and charges prepaid, addressed to the Member's and/or Company' s address, as appropriate, which is set forth in this Operating Agreement. Except as otherwise provided herein, any such notice shall be deemed to be given three business days after the date on which the same was deposited in a regularly maintained receptacle for the deposit of United States mail, addressed and sent as aforesaid.

13.2 Application of Law. This Operating Agreement and the application and interpretation hereof, shall be governed exclusively by its terms and by the laws of the State of Washington, and specifically the Washington Act.

13.3 Entire Agreement; Amendments. This Operating Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings regarding the subject matter hereof, including, without limitation, the Existing Agreement. This Operating Agreement may be amended with the written consent of a Majority in Interest; provided, however, no such amendment shall adversely affect a Member' s Membership Units or rights hereunder without the written consent of such Member. Notwithstanding the foregoing, the Board of Managers shall have the right to amend to Exhibit A without the consent any Person to reflect a change in names, addresses, Membership Units and/or Percentage Interests of all or any Members in accordance with the terms and conditions of this Agreement.

13.4 Execution of Additional Instruments. Each Member hereby agrees to execute such other and further statements of interest and holdings, designations, power of attorney and other instruments necessary to comply with any laws, rules or regulations.

13.5 Construction. Whenever the singular number is used in this Operating Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

13.6 Headings. The headings in this Operating Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Operating Agreement or any provision hereof.

13.7 Waivers. The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Operating Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

13.8 Rights and Remedies Cumulative. The rights and remedies provided by this Operating Agreement are cumulative and the use of any one right or remedy by any part shall not preclude or waive the right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

13.9 Severability. If any provision of this Operating Agreement or the application

thereof to any Person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Operating Agreement and the application there of shall not be affected and shall be enforceable to the fullest extent permitted by law.

13.10 Heirs, Successors and Assigns. Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Operating Agreement, their respective heirs, legal representatives, successors and assigns.

13.11 Creditors. There are no third-party beneficiaries of this Operating Agreement, and none of the provisions of this Operating Agreement shall be for the benefit of or enforceable by any creditors of the Company, any creditors of any Member, or any other Person or entity, other than the signatories to this Operating Agreement.

13.12 Counterparts. This Operating Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

13.13 Investment Representations. The undersigned Members understand: (1) that the Membership Units evidenced by this Operating Agreement have not been registered under the Securities Act of 1933, the Washington Securities Act or any other state securities laws (the "Securities Acts") because the Company is issuing these Membership Units in reliance upon the exemptions from the registrations requirements of the Securities Acts providing for issuance of securities not involving a public offering, (2) that the Company has relied upon the fact that the Membership Units are to be held by each Member for investment, and (3) that exemption from registrations under the Securities Acts would not be available if the Membership Units were acquired by a Member with a view to distribution.

Accordingly, each Member hereby confirms to the Company that such Member is acquiring the Membership Units for such own Member' s account, for investment and not with a view to the resale or distribution thereof. Each Member agrees not to transfer, sell or offer for sale any portion of the Membership Units unless there is an effective registration or other qualification relating thereto under the Securities Act of 1933 and under any applicable state securities laws or unless the holder of Membership Units delivers to the Company an opinion of counsel, satisfactory to the Company, that such registration or other qualification under such Act and applicable state securities laws is not required in connection with such transfer, offer or sale. Each Member understands that the company is under no obligation to register the Membership Units or to assist such Member in complying with any exemption from registration under the Acts if such Member should at a later date, wish to dispose of the Membership Units. Furthermore, each Member realizes that the Membership Units are unlikely to qualify for disposition under Rule 144 of the Securities and Exchange Commission unless such Member is not an "Affiliate" of the Company and the Membership Units has been beneficially owned and fully paid for by such Member for at least three years.

Prior to acquiring the Membership Units, each Member has made an investigation of the Company and its business and have had made available to each such Member all

information with respect thereto which such Member needed to make an informed decision acquire the Membership Units. Each Member considers himself or itself to be a Person possessing experience and sophistication as an investor which are adequate for the evaluation of the merits and risks of such Member' s investment in the Membership Units.

13.14 ACKNOWLEDGMENT AND WAIVER.

THE COMPANY AND THE MEMBERS HEREBY ACKNOWLEDGE AND AGREE THAT NORTH X NORTHWEST LAW GROUP, PLLC IS REPRESENTING SOLELY THE INTERESTS OF THE COMPANY IN CONNECTION WITH THE NEGOTIATION, DRAFTING AND EXECUTION OF THIS AGREEMENT (AND NOT THE INTERESTS OF THE MEMBERS). THE MEMBERS HEREBY WAIVE ANY AND ALL CONFLICTS OF INTEREST ARISING IN CONNECTION WITH THE NEGOTIATION, DRAFTING AND EXECUTION OF THIS AGREEMENT. THE MEMBERS HEREBY FURTHER ACKNOWLEDGE THAT THEY HAVE BEEN ADVISED AND HAVE HAD THE OPPORTUNITY TO HAVE THIS AGREEMENT REVIEWED BY SEPARATE LEGAL COUNSEL OF THEIR OWN CHOOSING.

Signature Pages Follow

In witness whereof, the undersigned have each caused this Operating Agreement to be executed as of the Effective Date.

COMPANY:

HERE TODAY BREWING, LLC, a Washington limited liability company

____
Chris Elford
Its: Manager
Date: 10/01/2020

David J. Riddile
Dave Riddile
Its: Manager
Date: 10/01/2020

Mario D Cortes
Mario Cortes
Its: Manager
Date: 10/01/2020

EXHIBIT A

MEMBER NAME	CLASS A MEMBERSHIP UNITS	CLASS B MEMBERSHIP UNITS	PERCENTAGE INTEREST
Chris Elford	5,143	0	100%
Dave Riddile	[To be granted under Equity Incentive Agreement of even date herewith]	0	0%
Mario Cortes	[To be granted under Equity Incentive Agreement of even date herewith]	0	0%
TOTAL	**5,143**		**100%**